SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I. FINANCIAL INFORMATION FROM SUBSIDIARIES
II. FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: **www.eletrobras.com.br/ri.** Annex III will be available from June/2020 on.

Conference Call in Portuguese
May 29, 2020
15:30 (GMT)
14:30 (Nova York)
19:30 (Londres)
Telefone: (11) 3137-8037

Conference Call in English
May 29, 2020
3:30 PM (GMT)
2:30 PM (New York time)
7:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | **www.eletrobras.com.br/ri** | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ANNEX - MARKETLETTER 1Q2020 | 2

Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

ASSETS 03/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	163,044	172,849	22,536	20,077	257	8,363	122,340
Accounts Receivable, net	998,148	1,500,396	443,518	756,436	0	402,407	822,452
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	780,471	1,415,028	910,052	1,339,423	89,323	79,336	3,184
Dividends Receivable	108,172	15,853	6,790	0	1,200	0	0
Deferred Fiscal Assets (Tax and Contributions)	21,070	50,074	7,823	0	2,163	20,816	478,201
Income Tax and Social Contribution	241,731	920,625	12,672	267,548	62	66,702	0
Derivative Financial Instruments	0	0	0	83,675	0	0	0
Reimbursement Rights	0	0	60,925	0	0	0	0
Guarantees and Linked Deposits	0	35,165	21,452	0	0	0	32,039
Inventory	35,803	78,455	57,950	115,138	0	99,058	53,707
Contractual Assets	127,308	329,331	108,440	506,549	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0
Financial Assets	3,641,821	1,851,320	208,127	1,051,757	0	0	0
Hydrological risk	5,229	0	2,007	0	0	0	1,125
Others	245,908	762,970	94,958	211,440	81	78,276	171,553
TOTAL CURRENT ASSETS	6,368,705	7,132,066	1,957,250	4,352,043	93,085	1,293,785	1,726,144

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	271,164	0	0	0	0	0	250,623
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	204	39	99	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	199,577	678	2,047,210	0	0	279
Income Tax and Social Contribution	0	1,193,609	0	187,985	0	0	21,006
Derivative Financial Instruments	0	0	0	87,941	0	0	0
Reimbursement Rights	0	0	32,713	0	0	0	0
Guarantees and Linked Deposits	857,287	693,541	364,525	647,764	0	73,073	63,112
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	1,008,817	0
Contractual Assets	3,197,039	4,461,759	1,975,846	4,031,528	0	0	127,447
Financial Assets	14,689,552	7,829,275	1,624,106	3,965,248	0	0	0
Advance for equity participation	1,541	72,200	113,515	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	16,057	0	0	0	0
Others	162,744	56,048	229,623	430,413	0	1,640,049	375,513
TOTAL LONG-TERM ASSETS	19,208,346	14,994,035	4,357,102	11,398,188	0	2,721,939	837,980

INVESTMENTS	6,382,912	5,186,812	2,048,410	5,001,885	122,174	0	0

FIXED ASSETS, NET	6,266,403	1,970,278	3,597,148	5,835,305	8	12,477,415	2,654,937

INTANGIBLE ASSETS	284,477	133,192	88,907	164,201	1	95,574	5,868

TOTAL NON-CURRENT ASSETS	32,142,138	22,284,317	10,091,567	22,399,579	122,183	15,294,928	3,498,785

TOTAL ASSETS	38,510,843	29,416,383	12,048,817	26,751,622	215,269	16,588,713	5,224,929

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

ASSETS 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,607	118,001	33,437	4,098	23	8,706	13,981	66,252
Accounts Receivable, net	1,145,914	1,359,889	273,542	822,721	0	391,797	159,344	721,489
Financing and Loans - Principal	84	0	0	352,336	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0	0
Marketable Securities	684,930	1,089,603	818,124	434,554	87,140	103,486	43,841	3,152
Dividends Receivable	108,294	15,853	8,065	0	1,408	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	36,789	42,518	3,995	0	2,156	20,883	2,262	363,450
Income Tax and Social Contribution	1,246,963	790,760	22,933	313,207	61	13,149	0	0
Derivative Financial Instruments	0	0	0	140,405	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	48,458	0
Guarantees and Linked Deposits	0	34,897	669	0	0	0	0	26,188
Inventory	34,785	77,793	34,263	115,287	0	102,233	20,864	52,627
Contractual Assets	115,572	411,921	108,045	438,928	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	3,641,821	1,736,175	201,325	1,051,757	0	0	0	0
Hydrological risk	10,458	0	2,007	0	0	0	0	1,125
Others	307,172	724,936	91,200	197,416	82	63,830	4,209	172,828
TOTAL CURRENT ASSETS	7,405,389	6,402,346	1,597,605	3,870,709	90,871	1,242,911	292,959	1,448,654

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	266,852	0	0	0	0	9,187	0	276,164
Financing and Loans - principal	0	0	0	2,767,013	0	0	0	0
Marketable Securities	0	202	39	98	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	198,689	757	2,039,253	0	0	0	278
Income Tax and Social Contribution	0	1,258,550	0	191,627	0	0	0	21,006
Derivative Financial Instruments	0	0	0	151,315	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	849,362	704,469	293,567	662,228	0	72,312	55,551	61,603
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	840,550	0	0
Contractual Assets	3,194,880	4,346,334	1,949,739	4,121,998	0	0	0	131,325
Financial Asset	15,197,155	8,253,011	1,679,071	4,110,846	0	0	0	0
Advance for equity participation	1,541	66,200	113,515	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	16,558	0	0	0	0	0
Others	153,617	52,634	37,430	438,646	0	1,223,682	202,205	374,403
TOTAL LONG-TERM ASSETS	19,692,426	15,367,911	4,090,676	14,483,024	0	2,145,731	290,469	864,779

INVESTMENTS	6,456,004	5,127,176	2,063,039	4,964,416	141,545	0	0	0

FIXED ASSETS, NET	6,267,617	1,944,709	2,462,701	5,933,726	10	12,577,194	1,182,729	2,694,325

INTANGIBLE ASSETS	289,130	142,506	91,305	169,855	2	98,564	1,614	5,868

TOTAL NON-CURRENT ASSETS	32,705,177	22,582,302	8,707,721	25,551,021	141,557	14,821,489	1,474,812	3,564,972

TOTAL ASSETS	40,110,566	28,984,648	10,305,326	29,421,730	232,428	16,064,400	1,767,771	5,013,626

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

LIABILITIES 03/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	334,851	307,543	219,067	308,470	0	985,387	219,217
Financing and Loans - principal	1,405,647	183,140	470,333	429,937	0	714,898	347,956
Financing and Loans - charges	81,617	32,700	12,514	31,893	0	23,705	25,343
Debentures	6,781	12,617	12,937	23,506	0	0	0
Tax and Social Contributions	172,931	158,427	44,879	47,627	123	103,759	839,342
Current Income Tax and Social Contribution	314,463	933,844	1,055	65,440	8	105,606	163,666
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	63,550	0	0	0
Shareholders' Compensation	771,010	1,241,066	153,026	1,427,153	0	0	0
Estimated Obligations	235,791	358,292	118,133	399,179	437	124,309	11,551
Provisions for Litigations	0	13,248	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,775	123,567	24,794	0	0	3,802	0
Leasing (principal)	19,347	30	12,355	15,748	0	24,858	161,267
Leasing (charges)	(11,063)	0	(4,372)	(1,051)	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0
Concessions payable - Use of public property	1,721	0	2,803	0	0	0	0
Regulatory fees	88,036	152,063	78,348	304,245	0	27,196	47,760
Others	26,571	93,964	50,286	1,299,083	22,135	4,274	36,449
TOTAL CURRENT LIABILITIES	3,459,478	3,610,501	1,196,158	4,418,693	22,703	2,117,794	1,852,551

NON-CURRENT
Suppliers	1,588	0	135,549	0	0	0	0
Financing and Loans - principal	5,453,139	912,382	2,457,586	2,677,396	0	7,944,306	2,019,812
Debentures	1,230,803	133,271	101,572	178,386	0	0	0
Tax and Social Contributions	198,739	35,832	0	0	0	213	0
Income Tax and Social Contribution	2,387,250	1,621,728	342,589	0	4,420	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,525,750	0	0	0
Derivative financial instruments	0	0	0	5,292	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	345,009	0	0	0
Estimated Obligations	86,311	99,092	14,984	10,591	0	15,946	0
Provisions for Litigations	1,538,475	3,173,466	541,079	1,310,694	0	217,457	642,157
Provision for uncovered liability on invested companies	0	0	0	2,731	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,679,784	1,178,218	551,537	52,664	0	75,196	16,776
Leasing (principal)	191,913	2,058	68,224	5,437	0	25,585	671,945
Leasing (charges)	(55,906)	0	(26,437)	(56)	0	0	0
Provision for Onerous Contracts	222,881	43,209	21,283	95,844	0	0	0
Concessions payable - Use of public property	33,663	0	35,123	0	0	0	0
Regulatory fees	294,548	444,963	55	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,162,945	0
Advances for future capital Increase	68,309	0	144,101	0	0	798,716	0
Others	167,112	267,730	107,065	1,274,191	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,498,609	7,911,949	4,494,310	7,483,929	4,420	12,240,364	3,350,690

EQUITY
Capital Stock	6,531,154	9,753,953	6,771,187	11,576,263	118,055	6,607,258	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	0	6,318,387	35,174	0	0
Additional Dividend Purposed	377,314	0	0	0	0	0	0
Accumulated profit/loss	2,458	227,657	(228,229)	(2,847,878)	25,937	(3,989,156)	(488,815)
Other Comprehensive Income	(3,115,429)	(1,716,299)	(169,016)	(197,772)	8,980	(387,547)	12,557
Minority shareholdings	865	21,315	(15,593)	0	0	0	0

TOTAL EQUITY	21,552,756	17,893,933	6,358,349	14,849,000	188,145	2,230,555	21,688

TOTAL LIABILITIES AND EQUITY	38,510,843	29,416,383	12,048,817	26,751,622	215,268	16,588,713	5,224,929

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

LIABILITIES 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	553,318	423,773	29,803	278,715	0	843,466	284,754	208,657
Financing and Loans - principal	1,571,517	189,986	429,682	405,568	0	768,565	13,230	295,322
Financing and Loans - charges	57,913	28,294	3,872	18,099	0	24,530	0	31,316
Debentures	543	10,923	16,682	17,220	0	0	0	0
Tax and Social Contributions	205,809	132,088	32,266	78,548	224	82,354	156,489	720,959
Current Income Tax and Social Contribution	1,466,998	716,136	92,309	126,275	313	0	0	130,700
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	763,284	1,175,647	40,714	1,412,820	0	0	110,774	0
Estimated Obligations	228,852	326,117	115,646	336,945	436	141,604	19,414	31,304
Provisions for Litigations	0	16,903	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,447	120,649	10,629	0	0	3,656	517	0
Leasing - principal	15,709	30	11,276	18,189	0	24,338	0	159,377
Leasing - charges	(11,205)	0	(4,415)	(1,389)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,710	0	2,749	0	0	0	0	0
Regulatory fees	90,242	153,743	41,285	267,244	0	29,672	1,400	44,025
Others	45,851	101,402	55,444	1,197,290	19,870	(958)	45,623	37,211
TOTAL CURRENT LIABILITIES	5,001,988	3,395,691	877,942	4,228,868	20,843	1,917,227	632,201	1,658,871

NON-CURRENT
Suppliers	1,588	0	0	0	0	0	16,555	0
Financing and Loans - principal	6,089,622	964,539	2,031,341	2,677,728	0	7,956,133	397,594	2,131,638
Debentures	450,000	139,399	99,792	180,491	0	0	0	0
Tax and Social Contributions	203,998	34,653	0	0	0	1,308	0	0
Income Tax and Social Contribution	2,584,672	1,662,708	349,174	0	11,846	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,596,808	0	0	0	0
Derivative financial instruments	0	0	0	5,000	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	369,262	0	0	0	0
Estimated Obligations	86,311	113,048	14,011	10,591	0	18,298	0	0
Provisions for Litigations	1,538,908	3,114,875	307,228	1,205,893	0	234,165	250,222	639,476
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,682,336	1,149,134	429,826	54,118	0	73,807	124,897	16,776
Leasing - principal	198,340	2,066	69,046	9,374	0	31,998	0	703,916
Leasing - charges	(55,763)	0	(27,003)	(197)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	0	95,844	0	0	0	0
Concessions payable - Use of public property	33,817	0	34,738	0	0	0	0	0
Regulatory fees	294,180	436,066	57	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,129,379	0	0
Advances for future capital Increase	67,684	0	0	0	0	700,000	12,763	0
Others	151,508	221,331	103,910	1,291,072	23,329	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,550,082	7,881,028	3,412,120	7,495,984	35,174	12,145,088	802,031	3,491,806

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	744,924	497,946
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	1,821,032	6,318,387	35,173	0	0	0
Additional Dividend Purposes	377,314	0	122,141	0	0	0	0	0
Accumulated Profit/Losses	0	0	0	0	0	(4,217,626)	(242,369)	(647,554)
Other Comprehensive Income	(3,107,215)	(1,673,994)	(272,091)	(197,772)	23,181	(387,547)	(169,016)	12,557
Minority shareholdings	849	20,663	(15,044)	0	0	0	0	0

TOTAL EQUITY	21,558,496	17,707,929	6,015,264	17,696,878	176,408	2,002,085	333,539	(137,051)

TOTAL LIABILITIES AND EQUITY	40,110,566	28,984,648	10,305,326	29,421,730	232,426	16,064,400	1,767,771	5,013,626

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	2,135,837	1,346,702	686,434	1,398,980	5	817,503	730,382

Electric Energy Supply (sell) - Generation	875,186	46,932	386,087	779,549	0	931,611	985,967
Electric Energy Supply - Generation	293,956	155,934	0	223,428	0	0	0
Short Term Electric Energy - Generation	6,935	150,529	4,501	155,867	0	0	23,506
Revenue from Operation and Maintenance - Renewed Lines - Generation	332,366	588,795	0	8,452	0	0	0
Revenue from Construction of Plants - Generation	8,394	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	381,900	300,018	175,557	124,586	0	0	0
Revenue from Operation and Maintenance - Transmission	43,504	34,390	60,723	62,046	0	0	6,469
RBSE Income	547,807	213,905	55,426	199,061	0	0	0
Revenue from Construction of Plants - Transmission	37,342	54,026	52,951	0	0	0	0
Financial – Return on Investment - Transmission	39,588	65,164	30,061	62,376	0	0	2,593
Other Revenues	7,777	4,623	10,979	100,316	5	14	0

Deductions to Operating Revenues	(438,918)	(267,614)	(89,851)	(316,701)	0	(114,122)	(288,153)

Operating Expenses	(1,485,498)	(892,015)	(457,151)	(725,607)	22,115	(592,884)	(435,475)

Personnel, Supplies and Services	(360,338)	(317,406)	(187,444)	(338,030)	(1,022)	(269,737)	(68,723)
Extraordinary Retirement Plan (PAE)	(535)	0	(113)	0	0	4,807	0
Energy Purchased for Resale	(425,649)	(104,667)	(144,054)	(2,816)	0	0	(29,105)
Charges upon use of eletricity network	(165,931)	(189,170)	(12,303)	(160,041)	0	(44,860)	(23,188)
Construction	(87,108)	(79,121)	(22,414)	(1,653)	0	0	(22)
Electric Energy production cost	(140,380)	0	(7,798)	0	0	(101,699)	(218,121)
Donations and Contributions	(14,820)	(9,369)	0	(1,369)	0	(7,062)	(288)
Depreciation and Amortization	(71,838)	(36,381)	(58,897)	(109,140)	(1)	(149,479)	(40,256)
Operating Provisions	(41,097)	(153,347)	(7,089)	(61,754)	23,327	13,928	(48,245)
Others	(177,802)	(2,554)	(17,039)	(50,804)	(189)	(38,782)	(7,527)

OPERATING RESULT BEFORE FINANCIAL RESULT	650,339	454,687	229,283	673,373	22,120	224,619	294,907

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	12,673	19,890	15,913	20,369	1,306	926	5,174
Income from Interest, Commission and Fees	6,418	0	0	0	0	0	0
Additional Interest on Energy	2,801	43,693	0	7,860	0	0	0
Monetary Adjustment Gain	21,408	12,422	0	44,018	0	850	0
Exchange Variation Gain	12,446	0	0	0	0	(2,052)	0
Fair value adjustment - RBSE gain	0	0	33	0	0	0	0
Gains on Derivatives	0	0	0	10,203	0	0	0
Other Financial Income	(1,360)	869	4,728	255	1	370,853	20,986
Debt Charges - financing and loans	(136,918)	(23,139)	(47,051)	(73,178)	0	(147,535)	(38,497)
Debt Charges - suppliers	0	0	0	0	0	0	0
Debt Charges - leasing	(2,846)	0	(1,165)	(479)	0	(1,153)	(86,283)
Charges on shareholders' funds	(7,725)	0	(1,538)	(14,333)	0	0	0
Monetary Adjustment Loss	(10,745)	(2,331)	(8,350)	(46,045)	0	(4,824)	(2,939)
Exchange Variation Loss	(109,163)	0	(147,417)	(117,627)	0	(73,201)	(25)
Fair value adjustment - RBSE loss	(223,670)	(16,374)	(13,003)	(84,219)	0	0	0
Loss on derivatives	0	0	0	(128,731)	0	0	0
Other Financial Expenses	(20,724)	(71,425)	(9,438)	(24,493)	(315)	(34,177)	(1,618)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(457,405)	(36,395)	(207,288)	(406,400)	992	109,687	(103,202)

RESULTS OF EQUITY METHOD INVESTMENTS	(103,149)	59,636	(14,629)	22,503	2,825	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	114,827	477,928	7,366	289,476	25,937	334,306	191,705

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(112,009)	(249,620)	2,905	(24,353)	0	(105,836)	(32,966)

RESULT BEFORE EQUITY PARTICIPATIONS	2,818	228,308	10,271	265,123	25,937	228,470	158,739

Minority Participation	16	0	549	0	0	0	0
NET INCOME FOR THE PERIOD	2,802	228,308	10,820	265,123	25,937	228,470	158,739

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	2,169,285	1,174,661	552,654	1,130,913	8	757,417	95,540	734,537

Electric Energy Supply (sell) - Generation	1,041,344	8,458	226,791	468,150	0	865,754	105,860	1,026,877
Electric Energy Supply - Generation	183,705	159,614	0	217,605	0	0	0	0
Short Term Electric Energy - Generation	43,317	105,401	38,059	172,043	0	0	0	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	298,316	530,531	0	7,489	0	0	0	0
Revenue from Construction of Plants - Generation	3,617	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	4,293	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	356,423	348,796	163,329	102,631	0	0	0	0
Revenue from Operation and Maintenance - Transmission	40,763	22,495	69,713	60,623	0	0	0	3,662
RBSE Income	513,570	166,617	51,694	194,784	0	0	0	0
Revenue from Construction of Plants - Transmission	84,715	9,475	7,526	6,024	0	0	0	4,252
Financial – Return on Investment - Transmission	24,749	54,550	52,124	62,384	0	0	0	2,762
Other Revenues	4,055	5,416	15,970	100,531	8	0	67	0

Deductions to Operating Revenues	(425,289)	(240,985)	(72,552)	(261,351)	0	(108,337)	(10,387)	(303,524)

Operating Expenses	(1,071,486)	(735,975)	(289,407)	(781,134)	(3,840)	(581,472)	(143,423)	(434,204)

Personnel, Supplies and Services	(412,877)	(311,405)	(113,587)	(349,276)	(1,146)	(199,128)	(49,679)	(60,566)
Extraordinary Retirement Plan (PAE)	(19,560)	(32,909)	(13,355)	(90,852)	0	(3,379)	0	(463)
Energy Purchased for Resale	(206,401)	(62,080)	(87,263)	(50,561)	0	0	(54,911)	(42,979)
Charges upon use of eletricity network	(149,474)	(182,999)	(5,611)	(145,360)	0	(34,120)	(4,582)	(10,016)
Construction	(57,044)	(39,409)	(7,305)	(6,885)	0	0	0	(3,236)
Electric Energy production cost	(43,955)	0	0	0	0	(105,822)	0	(281,622)
Donations and Contributions	(10,256)	(8,557)	0	(731)	0	0	0	(166)
Depreciation and Amortization	(66,010)	(31,411)	(43,173)	(109,581)	(6)	(129,744)	(17,937)	(26,090)
Operating Provisions	(50,705)	(65,469)	(9,755)	9,870	(2,509)	(72,891)	7,858	(3,965)
Others	(55,204)	(1,736)	(9,358)	(37,758)	(179)	(36,388)	(24,172)	(5,101)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,097,799	438,686	263,247	349,779	(3,832)	175,945	(47,883)	300,333

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	8,899	10,639	13,951	23,750	1,596	1,013	986	(16)
Income from Interest, Commission and Fees	(65)	0	0	0	0	0	0	0
Additional Interest on Energy	2,258	27,185	0	31,539	0	0	0	0
Monetary Adjustment Gain	10,558	9,830	305	59,799	0	3,317	3	775
Exchange Variation Gain	559	0	29,977	29,509	0	59,456	0	0
Fair value adjustment - RBSE gain	198,736	14,775	0	25,754	0	0	0	0
Derivatives financial instruments	0	0	0	0	0	0	0	0
Other Financial Income	9,228	717	38,603	778	3	26,726	0	31,466
Debt Charges - financing and loans	(180,900)	(41,026)	(56,277)	(61,502)	0	(15,680)	(98,288)	(59,816)
Debt Charges - suppliers	0	0	(150)	0	0	0	0	0
Debt Charges - leasing	(85)	0	(885)	(1,361)	0	0	0	(80,847)
Charges on shareholders's funds	(3,756)	0	(446)	(28,484)	0	0	(1,582)	0
Monetary Adjustment Loss	(25,233)	(60)	(10,022)	(73,086)	0	(14,696)	0	(14,653)
Exchange Variation Loss	(2,664)	0	(28,049)	(31,864)	0	(22,030)	0	(224)
Fair value adjustment - RBSE loss	(165,817)	0	0	0	0	0	0	0
Losses on derivatives	0	0	0	(18,230)	0	0	0	0
Other Financial Expenses	(75,602)	(13,163)	(2,375)	(13,115)	(174)	(42,421)	(836)	(12,147)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(223,884)	8,897	(15,368)	(56,513)	1,425	(4,315)	(99,717)	(135,462)

RESULTS OF EQUITY METHOD INVESTMENTS	40,610	32,909	(47,508)	38,630	(521)	0	0	0

OTHER OPERATING INCOME/EXPENSES	0	137,355	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	914,525	617,847	200,371	331,896	(2,928)	171,630	(147,600)	164,871

Income Tax and Social Contribution and Fiscal Incentives Revenue	(11,919)	(273,163)	(84,704)	18,382	(29)	(51,967)	0	(42,706)

RESULT BEFORE EQUITY PARTICIPATIONS	902,606	344,684	115,667	350,278	(2,957)	119,663	(147,600)	122,165

Minority Participation	2	0	115	0	0	0	0	0
NET INCOME FOR THE PERIOD	902,604	344,684	115,782	350,278	(2,957)	119,663	(147,600)	122,165

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

CASH FLOWS 03/31/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	114,827	477,928	7,366	289,476	334,306	25,937	191,705

Depreciation and Amortization	71,838	36,381	58,897	109,140	149,479	1	40,256
Net monetary variations	(10,663)	(10,091)	8,350	2,027	3,974	0	2,939
Net exchange variations	96,717	0	147,417	117,627	75,253	0	25
Financial Charges	161,848	23,139	52,926	73,657	148,688	0	124,780
Financial Income - Concession Assets	(39,588)	(65,164)	(30,061)	(62,376)	0	0	(2,593)
Construction Income	(45,736)	(54,026)	(52,951)	0	0	0	0
RBSE Income	(547,807)	(213,905)	(55,426)	(199,061)	0	0	0
Result of equity method investees	103,149	(59,636)	14,629	(22,503)	0	(2,825)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	23,737	35,102	2,150	(25,856)	0	0	48,138
Provisions for litigation	(433)	64,957	(16,344)	105,022	(16,708)	0	107
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	0	0	21,283	0	0	0	0
Impairment (reversal) of investment losses	0	0	0	0	15	0	0
Minor shareholders' share	(16)	0	0	0	0	0	0
Charges on resources from shareholders' compensation	7,725	0	1,538	14,333	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	118,528	0	0	0
Other adjustments before IR / CS (LAIR)	192,892	140,101	(199,629)	90,989	(241,315)	375	6,471
(Increase) decrease on operating assets/liabilities	28,935	(352,793)	(244,672)	362,661	(160,015)	(23,463)	(244,549)

Cash flows from Operating Activities	157,425	21,993	(284,527)	973,664	293,677	25	167,279

Payment of interest	(236,383)	(15,352)	(36,047)	(41,372)	(148,359)	0	(44,470)
Amounts received from allowed annual revenue	63,035	16,006	292,846	85,225	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	840,134	503,123	90,619	260,440	0	0	0
Receipt of interest	7,245	0	0	0	0	0	0
Payment of income tax and social contributions	(432,596)	(1,031)	(83,025)	(243,990)	(105,836)	0	0
Payment of refinancing of taxes and contributions - principal	(7,191)	0	0	0	0	0	0
Receipt of financial asset compensation	0	0	1,314	0	0	209	0
Pension Plan Payments	(11,531)	(40,145)	(1,013)	0	(1,129)	0	0
Payment of legal provisions	0	(7,052)	0	(221)	0	0	0
Judicial Deposits	(5,008)	26,012	(20,273)	0	(23)	0	(7,360)

Net Cash from (used in) Operating Activities	375,130	503,554	(40,106)	1,033,746	38,330	234	115,449

Cash Flows from Financing Activities
Loans and financing	924,335	0	0	0	0	0	0
Payment of Loans and financing - principal	(1,018,341)	(57,589)	(88,616)	(107,778)	(69,987)	0	(59,191)
Payment of Shareholders Remuneration	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,339	0	98,716	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0
Others	(5,496)	0	31,964	0	0	0	0
Net Cash from (used in) Financing Activities	(99,502)	(57,589)	74,687	(107,778)	28,729	0	(59,191)

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0
Loans and Financing - Receipt	84	0	0	0	0	0	0
Acquisition of fixed assets	(63,074)	(58,589)	(5,567)	(4,718)	(45,919)	0	(138)
Acquisition of intangible assets	(2,973)	(11,085)	(345)	(401)	(807)	0	0
Capital investment in equity investments	(25,250)	0	0	0	0	0	0
Investment for future capital increases	0	(6,000)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	(93,978)	(315,443)	(20,114)	(904,870)	(20,676)	0	(32)
Net Cash from (used in) investments activities	(185,191)	(391,117)	(26,026)	(909,989)	(67,402)	0	(170)

Net increase (decrease) in cash and cash equivalents	90,437	54,848	8,555	15,979	(343)	234	56,088
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	163,044	172,849	22,536	20,077	8,363	257	122,340
	90,437	54,848	8,555	15,979	(343)	234	56,088

DFR - Investor Relations Superintendence

Marketletter - Annex I - 1Q20

Financial Information of the Subsidiaries

CASH FLOWS 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	914,525	617,847	200,371	331,896	171,630	(147,600)	(2,928)	164,871

Depreciation and Amortization	66,010	31,411	43,173	109,581	129,744	17,007	6	26,090
Net monetary variations	14,675	(9,770)	9,717	31,310	11,379	0	0	13,878
Net exchange variations	2,105	0	(1,928)	2,355	(37,426)	0	0	224
Financial Charges	200,545	41,026	57,312	61,502	15,680	86,587	0	140,663
Financial Income - Concession Assets	(24,749)	(58,843)	(52,124)	(62,384)	0	0	0	(2,762)
Construction Income	(88,332)	(9,475)	(7,526)	(6,024)	0	0	0	(4,252)
RBSE Income	(513,570)	(166,617)	(51,694)	(194,784)	0	0	0	0
Result of equity method investees	(40,610)	(32,909)	47,508	(38,630)	0	0	521	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	4,779	17,557	206	(4,463)	0	0	0	0
Provisions for litigation	115,720	36,137	8,300	2,829	34,181	(7,858)	0	3,965
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(94,188)	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	0	0
Minor shareholders' share	(2)	0	0	0	0	0	0	0
Charges on resources from shareholders	3,756	0	446	10,461	0	1,582	0	0
Financial Instruments - Derivatives Net Income	0	0	0	18,230	0	0	0	0
Other adjustments before IR / CS (LAIR)	40,988	71,618	(253,017)	4,501	163,398	0	2,509	2,148
(Increase) decrease on operating assets/liabilities	(175,701)	(343,648)	(258,057)	(17,767)	(183,092)	37,021	(340)	(355,703)

Cash flows from Operating Activities	425,951	159,297	(257,313)	248,613	305,494	(13,261)	(232)	(10,878)

Payment of interest	(301,238)	(22,792)	(27,447)	(35,719)	(152,370)	0	0	(36,277)
Amounts received from allowed annual revenue	46,506	0	274,016	332,117	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	767,409	0	87,146	0	0	0	0	0
Receipt of interest	8	0	0	0	0	0	0	0
Payment of income tax and social contribution	(433,044)	(407)	(13,963)	(127,143)	(23,009)	0	(29)	0
Payment of refinancing of taxes and contributions - principal	(7,828)	0	0	0	0	0	0	0
Receipt of financial asset compensation	13,071	0	0	0	0	0	256	0
Pension Plan Payments	(10,070)	(25,187)	(702)	0	(1,082)	0	0	0
Payment of legal provisions	0	(2,572)	0	0	0	0	0	0
Judicial Deposits	10,105	(8,601)	(14,968)	0	11,076	(2,803)	0	203,825

Net Cash provided by Operating Activities	510,870	99,738	46,769	417,868	140,109	(16,064)	(5)	156,670

Financing Activities
Loans and financing	629,332	0	0	0	0	0	0	231,741
Payment of Loans and financing - principal	(705,986)	(175,701)	(47,814)	(61,905)	(64,191)	0	0	(29,985)
Payment of Shareholders Remuneration	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	97,310	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	890	0	(510)	0	0	0	0	0
Net Cash provided by Financing Activities	(75,764)	(175,701)	(48,324)	(61,905)	(64,191)	97,310	0	201,756

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	84	0	0	0	0	0	0	0
Acquisition of fixed assets	(30,105)	(26,956)	0	(10,618)	(16,198)	(119,109)	0	(529)
Acquisition of intangible assets	(630)	(2,765)	(1,544)	0	(1,409)	0	0	0
Capital investment in equity investments	(58,921)	(35,180)	(14,990)	(49,783)	0	0	0	0
Investment for future capital increases	0	(5,373)	0	0	0	0	0	0
Sale of investments in equity interests	32,000	0	0	0	0	0	0	0
Others	(377,938)	489,188	(2,917)	(291,101)	(53,442)	0	0	41,332
Net Cash from investments activities	(435,510)	418,914	(19,451)	(351,502)	(71,049)	(119,109)	0	40,803

Net increase (decrease) in cash and cash equivalents	(404)	342,951	(21,006)	4,461	4,869	(37,863)	(5)	399,229
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	72,757	619,937	23,327	9,617	8,674	39,988	23	440,958
	(404)	342,951	(21,006)	4,461	4,869	(37,863)	(14)	399,229

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

CHESF

Result Analysis

The Company had, in 1Q20, a result 33.8% lower than that ascertained in 1Q19, going from a profit of R$ 344 million in 1Q19 to a profit of R$ 228 million in 1Q20 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q20, increased by 14.6% compared to 1Q19, going from R$ 1,174 million in 1Q19 to R$ 1,346 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Generation	942,190	808,297	16.6
Energy supply to distribution companies	46,932	8,458	454.9

The variation is mainly due to as follows: (i) increase due to the execution of sales contracts for the year 2020 (about 80 average MW), with an average sale price of R$ 206/MWh in 1Q20, against the average price of about R$ 193/MWh in the same period of 2019.

Supply	155,934	159,614	-2.3

The variation is mainly due to the following reason: (i) reduction of about 80 MW average in the consumption of industrial customers reached by Law 13,182/2015 in the accumulated until March/2020, in comparison with the same period of the previous year, due to a problem at the plant of an industrial consumer in the state of Alagoas, from May/2019 to March/2020, which energy was settled at CCEE.

Short Term Market (CCEE)	150,529	105,401	42.8

The variation is mainly due to the following reason: (i) Chesf had in the accumulated until March/2020 an increase in revenues at CCEE due to a problem occurred in the plant of an industrial consumer in the state of Alagoas, from May/2019 to March/2020, and an increase in energy purchased by about 130 average MW (ex-post purchase contracts accumulated from January to March/2020), which energy was settled at CCEE, at an average price of around R$ 159/MWh.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	588,795	530,531	11.0

The variation is mainly due to the following reason: (i) RAG's annual readjustment of about 9%, according to Aneel Resolution No. 2,587/2019 (cycle 2019-2020); (ii) in addition, there was also an increase in the generation of renewed plants (quota regime) in this period (2,558 average MW against 2,025 average MW in 2019), impacting the revenue reserved to the reimbursement of CFURH.

Income from Return of Investment	0	4,293	-100.0	The variation is mainly due to: (i) updating of the financial assets of residual Generation in 2019.
Transmission	667,503	601,933	10.9
O&M Transmission Lines renewed pursuant to Law 12,783/2013	300,018	348,796	-14.0

The variation is mainly due to: (i) decrease in items related to the receipt of MP 579 resulting from the tariff revisions between the resolution of the 2018/2019 cycle and the resolution of the current cycle 2,565/19 (4.66%), such as: apportionment of revenue, variable installment (R$ 4 million) and adjustment installment. The other effects can be attributed to the determination by IFRS15 of enterprises associated with resolutions of CC 061/2001 and the projection of the new receipt flow in accordance with the approval resolution published in July/2019. Despite the drop in the corporate balance sheet, the regulatory RAP grew 4.72% between the periods mentioned, generating an increase of approximately R$ 37 million.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	34,390	22,495	52.9

The variation is mainly due to: (i) annual readjustment of RAP - Annual Allowed Revenue (7.64%), according to Aneel Resolution No. 2,565/19 with emphasis on the growth related to the go-live of new projects transmission during 2019 and the effects of the application of IFRS 15 on non-renewed contracts. Beginning of commercial operation of new works with R$ 70 million from the incorporation of RAP energizing of new enterprises without a counterpart in 2019. The regulatory RAP grew 51% between the periods mentioned, generating an increase of approximately R$ 32 million.

RBSE Income	213,905	166,617	28.4

The variation is mainly due to: (i) variation in the discount rate applied between the compared period (in 2019 NTN-B 4.10% and in 2020 WACC 6.64%); offset by (ii) update of the RBSE (average rate of 2.68%) receivable portion resulting from the amortization of R$ 503 million.

Transmission Construction Income	54,026	9,475	470.2	The variation is mainly due to: (i) construction margin calculated by measuring IFRS 15 on construction costs between the compared dates.
Income from Return of Investment in Transmission	65,164	54,550	19.5

The variation is mainly due to the following factor: (i) higher accounting of the remuneration on the financial asset due to the go-live of new enterprises during 2019, with emphasis on contract 61 authorizations.

Other Incomes	4,623	5,416	-14.6	The variation is mainly due to the following factor: (i) decrease in revenue from operation and maintenance services, R$ 0.8 million.
Deductions to the Operating Revenue	-267,614	-240,985	11.1	The variation is mainly due to the following factors: (i) registration of CFHUR between the compared dates [+ R$ 8 million]; (ii) increase in PIS/CONFINS between the compared dates, [+ R$ 15 million].
ROL	1,346,702	1,174,661	14.6
Operating Costs and Expenses
Expenses and operating costs, in 1Q20, increased by 21.2% compared to 1Q19, from R$ 735.9 million in 1Q19 to R$ 892 million in 1Q20, with the variations listed below:

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-256,579	-263,149	-2.5

The variation is mainly due to: (i) decrease in work overtime expenses [-R$ 2 million]; (ii) decrease in Vacations [-R$ 13 million]; on the other hand, we had an increase in post-employment benefits, [+ R$ 7 million].

Supplies	-7,043	-4,265	65.1

The variation is mainly due to: (i) increase in expenses with materials, [R$ 1.6 million], such as polymeric insulators, suspension insulators; (ii) increase in expenses with fuels and lubricants [+ R$ 0.8 million], such as automotive fuels, acquisition of diesel oil for rafts, lubricating oil for lathe.

Services	-53,784	-43,991	22.3

The variation is mainly due to: (i) increase in expenses with contracted labor, [+ R$ 3.9 million], such as medical and nurse services from HNAS - Nair Alves de Souza Hospital; ii) increase in expenses with building maintenance services, [+ R$ 2.5 million]; (iii) increase in expenses with electrical maintenance services, [+ R$ 2.0 million]; iv) increase in consulting expenses, [+ R$ 2.9 million], such as legal advice.

Consensual Dismissal Plan/PAE (Provision)	0	-32,909	-100.0	The variation is mainly due to: (i) amounts provisioned in 1Q19. There is no PDC for 2020.
Other	-11,923	-10,293	15.8
Donations and Contributions	-9,369.0	-8,557.0	9.5	The variation is mainly due to the following reasons: (i) increase in expenses with annuities and contributions to companies R$ 0.3 million.
Other Operating Expenses	-2,554	-1,736	47.1	The variation is mainly due to the following reasons: (i) increase in leasing and rentals in the amount of R$ 1.2 million, such as vehicle rental.
TOTAL PMSO	-329,329	-354,607	-7.1

Operating Costs - R$ Thousand	1Q20	1Q19	Variation (%)
Energy Purchased for Resale	-104,667	-62,080	68.6

The variation is mainly due to the following reasons: (i) the increase in energy purchased by around 130 average MW (accumulated in March/2020) settled at CCEE and an increase of 13 average MW due to the seasonalization of purchase contracts. The combination of these factors resulted in a total increase of the energy purchased in the accumulated until March/2020 in about 143 MW average, with a reduction in the average purchase price from R$ 195/MWh (until Mar/2019) to R$ 177/MWh (until Mar/2020) with an average selling price of R$ 206/MWh in the same period; and (ii) readjustment of purchase contracts (IPCA) by about 4.3%.

Charges for the Use of the Electricity Grid	-189,170	-182,999	3.4	The variation is mainly due to the following reason: (i) readjustment of approximately 9% of TUST, determined by ANEEL Resolution No. 2,586/2019 (cycle 2019-2020).
Construction Expense	-79,121	-39,409	100.8	The variation is mainly due to the following reasons: (i) investment in the transmission system between the compared dates.
Depreciation and Amortization	-36,381	-31,411	15.8	The variation is mainly due to the following reasons: (i) increase in the depreciation accounting in 2020, due to the beginning of operations of Pindaí wind farm in 4Q19, impacting the consolidated.
TOTAL OPERATING COSTS	-409,339	-315,899	29.6

Operating Provisions	1Q20	1Q19	Variation (%)	Analysis
Operating Provisions	-153,347	-65,469	134.2

The variation is mainly due to the following reasons: (i) increase in the provision for contingency, [+ R$ 28 million], with emphasis on the GSF provision, [+ R$ 52 million], due to the hydrology variation between the compared periods, offset by the drop in the process that deals with updating the k factor [-R$ 21 million]; (ii) drop in the GAG improvement provision [-R$ 7 million], due to the expectation of investments in renewed plants; (iii) reversal of losses on investments in SPEs, in 1Q19, [+ R$ 35 million], without comparison in 1Q20.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Financial Result - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Financial Income	76,874	63,146	21.7
Income from financial investments	19,890	10,639	87.0	The variation is mainly due to: (i) increase in the amount of financial investments of the Company, due to the availability of cash between the compared dates.
Additional interest on energy	43,693	27,185	60.7

The variation is mainly due to: (i) interest on the debt of Rio Doce Manganês (RDM protocol) in the amount of R$ 3 million in 1Q20; (ii) interest on the debt with Ligas do Brasil in the amount of R$ 9 million.

Monetary adjustment gain	12,422	9,830	26.4	The variation is mainly due to the following factors: (i) registration of monetary adjustment of Ligas do Brasil's debt in the amount of R$ 1.6 million.
Fair value adjustment - RBSE gain	0	14,775	-100.0

The variation is mainly due to the following factors: (i) Due to the adjustment in the measurement of RBSE gains between the periods in comparison, due to the remuneration rates used in the periods: 2019 NTNB (4.10%) and 2020 WACC (6.64%), impacting mainly the fair value of the undisputed part.

Other Financial Income	869	717	21.2	No significant variation in the financial result.
Financial Expenses	-113,269	-54,249	108.8
Debt Charges - Financing and Loans	-23,139	-41,026	-43.6

The variation is mainly due to: (i) total settlement of the debt with Eletrobras through Lieu of Payment for SPEs  transfers in 1Q19, significant reduction in the CDI and TJLP, which are indices linked to some of our loans and financing contracts.

Monetary adjustment loss	-2,331	-60	3,785.0	The variation is mainly due to the following factors: (i) monetary restatement of the debentures in 1Q20 without comparison in 1Q19.
Fair value adjustment - RBSE loss	-16,374	0	-

The variation is mainly due to the following reasons: (i) remeasurement of RBSE assets between the periods in comparison, due to the change in the remuneration rate used in the periods: 2019 NTNB (4.10%) and 2020 WACC (6.64%).

Other Financial Expenses	-71,425	-13,163	442.6

The variation is mainly due to the following reasons: (i) registration of interest on shareholders' remuneration (dividends payable), in the amount of R$ 55 million, resulting from the SELIC variation.

Financial Result	-36,395	8,897	-509.1

Equity Interests (Equity) - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Equity Interests (Equity)	59,636	32,909	81.2

The variation is mainly due to the following reasons: (i) improvement in the negative result disclosed in SPE ESBR (R$ 21 million), due to the improvement in the result with CCEE; (ii) improvement in the profit of SPE IE Madeira (R$ 22 million), due to the improvement in the remuneration of the concession assets; (iii) improvement in SPE SINOP's positive result (R$ 24 million), due to the improvement in net energy sales revenue, which were partially offset by; (iv) negative variation in the result of SPE Norte Energia (R$ 37 million), due to the increase in the depreciation record after the beginning of operations of GUs (generating units) in the 2nd semester 2019.

Other Operating Income/expenses- R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Other Operating Income/Expenses	0	137,355	-100.0	The variation is mainly due to the following reasons: (i) revenue from lieu of payment to Eletrobras of SPEs (Sento Se II and III) for settling debts in 1Q19 without occurring in 1Q20.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	-279,503	-272,757	2.5

The variation is mainly due to the following factor: (i) although the accounting profit of 2020 decreased 22.75% in relation to the same period of 2019, the variation of additions and temporary exclusions had an increase of 89.65% , causing the taxable profit to increase by 3.4%. The lines that most contributed so that taxation did not suffer as much impact were contingency provisions with a 16% growth, allowance for doutful account, with a growth of 18.7% and RBSE Receipt with 19%, compared to 2019.

Deferred IR and CSLL	-31,569	-667	4,633.0

The variation is mainly due to the following factors: (i) Due to the calculation of deferred income tax (assets/liabilities) on temporary differences, such as operational provisions, MME Ordinance 120 (receipt of RBSE), in 1Q20. In 2019, we started to calculate Deferred Income Tax as of 4Q19.

Tax Incentives	61,452	261	23,445

The variation is mainly due to the following factors: (i) In 2020, the timing of the SUDENE tax incentive was recognized as the Company already had the constitutive reports, while in 2019, the constitutive reports that grant the right to fruition were published in the second semester of 2019. The tax incentive is calculated based on Operating Profit, which indicates the percentage of incentive income over non-incentive income, obtaining the benefit of the tax reduction. The projects that had the greatest impact of incentives were CTT 61 and Sobradinho and Curemas plants. The SUDENE tax incentive applied to Chesf contracts generated an effective rate of IRPJ in the order of 17.02%.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

ELETRONORTE

Result Analysis

The Company had, in 1Q20, a result 24.3% lower that ascertained in 1Q19, going from a profit of R$ 350 million in 1Q19 to a profit of R$ 265 million in 1Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q20, increased of 23.7% compared to 1Q19, going from R$ 1,130.9 million in 1Q19 to R$ 1,398.9 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Generation	1,167,296	865,287	34.9
Energy supply to distribution companies	779,549	468,150	66.5

The variation is mainly due to the following reason: (i) 398% increase in sales to traders (1Q19: 329 MWmed x 1Q20: 1,639 MWmed); (ii) 9% increase in the prices of contracts signed with suppliers (1Q19: R$ 176.20/MWh x 1Q20: R$ 191.19/MWh); on the other hand, (iii) there was a 79.59% decrease in ACR (Regulated Contracting Environment) revenue due to the termination of two products, 13th Auction - 2014/2019 and 17th Auction - 2018/2019, reducing 72.35% the amount of energy sold (1Q19: 485 MWmed x 1Q20: 134 MWmed) in addition to; (iv) a 26.18% reduction in the average price in the ACR (Regulated Contracting Environment) (1Q19: R$ 237.08/MWh x 1Q20: R$ 175/MWh).

Supply	223,428	217,605	2.7

The variation is mainly due to the following reason: (i) increase in the contracted volume by 2.56% (1Q19: 871 MWm x 1Q20: 894 MWm); and (ii) increase in the average price by 0.11% (1Q19: R$ 115.57/MWh x 1Q20: R$ 115.69/MWh). The negative variation results from the lack of accounting in 1Q20 of contracts in the amount of R$ 29 million that were accounted as Supply. Despite the null effect on the generation revenue, this record will be corrected in the accounting for April/20.

Short Term Market (CCEE)	155,867	172,043	-9.4

The variation is mainly due to the following reason: (i) increase in average PLD from R$ 53/MWh in 1Q19 to R$ 165/MWh in 1Q20; (ii) On the other hand, there was a 70% drop in the volume settled (1Q19: 1932 MWm x 1Q20: 574 MWm), due to the increase in bilateral sales. The average GSF was 49.17% positive in 1Q19 against 4.23% in 1Q20. Seasonalized Physical Guarantee was 1900 MWmed in 1Q19 and 3201 MWmed in 1Q20.

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,452	7,489	12.9

The variation is mainly due to the following reason: (i) RAG's annual readjustment (approximately 0.34%), according to Aneel Resolution No. 2,587/2019 (ii) R$ 775 thousand reversal occurred in 1Q19 to adjust the methodology of GAG Improvement's accounting

Transmission	448,069	426,446	5.1
O&M Transmission Lines renewed pursuant to Law 12,783/2013	124,586	102,631	21.4

The variation is mainly due to: (i) increase in the RAP (Annual Allowed Revenue) ratified for the 2019/2020 cycle (Resolution 2,565/19), which contributed to the 7.08% increase in revenue billed in 1Q20 (or R$ 20 million); (ii) reduction of R$ 2.6 million in the PV (variable installment) discount (1Q19: R$ 9.5 million x 1Q20: R$ 6.9 million); (iii) recognition, as of the second half of 2019, of revenue related to small businesses, with an impact in 1Q20 in the amount of R$ 1.15 million (Technical Note No. 0374/2019-SCT / ANEEL).

O&M Transmission lines not renewed pursuant to Law 12,783/2013	62,046	60,623	2.3

The variation is mainly due to: (i) an increase of R$ 0.8 million in the RAP (Annual Allowed Revenue) value; and (ii) a R$ 0.2 million reduction in the PV (variable installment) discount (1Q19: R$ 1.4 million x 1Q20: R$ 1.1 million).

RBSE Income	199,061	194,784	2.2

The variation is mainly due to: (i) the 4.3% increase in RBSE revenue approved by ANEEL Resolution No. 2,565/2019 of 06.25.2019. Approved revenue increased from R$ 1.25 billion/year in 2018/2019 cycle to R$ 1.3 billion in 2019/2020 cycle. When comparing the quarters, RBSE revenue increased R$ 21.57 million (1Q19: R$ 150.17 million x 1Q20: R$ 171.75 million). It should be noted that RBSE revenue is calculated based on CPC48/IFRS09. In this sense, the 4.3% readjustment in RAP (Annual Allowed Revenue) ends up increasing the IRR of the receivables flow, which, applied to the debit balance, implies a more than proportional increase in the recorded revenue.
On the other hand, revenue from updating the controversial part (Ke) decreased by R$ 17.3 million (1Q19: R$ 44.61 million x 1Q20: R$ 27.31 million). At the end of 2019, Eletrobras Companies defined the entire measurement related to this portion of RBSE. This realignment changed the correction of this portion from [Ke (10.44%) + IPCA] to [WACC (6.64%) + IPCA].

Transmission Construction Income	0	6,024	-100.0

The variation is mainly due to: (i) the fact that all investments made in 1Q20 are already reflected in the balance of contractual assets or do not yet have a RAP (Annua Allowed Revenue) approved by Aneel and, therefore, cannot be recognized in Assets .

Income from Return of Investment in Transmission	62,376	62,384	0.0	No apparent variation, mainly due to: (i) behavior of the Contractual Asset Revenue, as expected.
Other Income	100,316	100,531	-0.2

The variation is mainly due to the following factors: (i) reduction in revenue from Proinfa: R$ 6.5 million; (ii) reduction in the provision of infrastructure sharing services: R$ 4.9 million; (iii) reduction in revenue from communication services: R$ 3.1 million; (iv) reduction in revenue from other operating revenues: R$ 0.7 million; on the other hand, there was an increase in revenue in the following accounts: (v) CDE: R$ 13.4 million; (vi) O&M service: R$ 1.4 million (O&M Belo Monte R$ R $ 0.7 million); (vii) engineering service: R$ 0.4 million.

Deductions to the Operating Revenue	-316,701	-261,351	21.2

The variation is mainly due to the following factors: (i) a 30.6% increase in Pis/Cofins expenses (R$ 35.5 million); (ii) increase in CDE expenses 57.6% (R$ 13.4 million); (iii) increase in expenses of RGR 34.8% (R$ 9.3 million); (iv) increase in expenses with R&D 29.5% (R$ 3.3 million); on the other hand, there was (v) a reduction in the Proinfa account of 30.3% (R$ 6.5 million).

ROL	1,398,980	1,130,913	23.7

Operating Costs and Expenses

The Operating Expenses and Costs, in 1Q20, decreased by 7.1% compared to 1Q19, going from R$ 781 million in 1Q19 to R$ 725 million in 1Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-271,883	-292,654	-7.1

The variation is mainly due to: (i) 474 employees joining the PDC (Consensual Dismissal Plan) throughout 2019 and, therefore, reducing expenses such as: (1) salaries: R$ 14.3 million; (2) Miscellaneous social contributions: R$ 9.4 million; (3) Meal ticket: R $ 9.4 million; (4) expenses with BD plan: R$ 7.3 million; (5) Vacations: R$ 6.5 million; (6) Additional for length of service: R$ 4.3 million; (7) health plan participation: R$ 3.8 million; (8) Dangerousness: R$ 2.3 million; and (9) Illness aid: R$ 1.7 million. (ii) On the other hand: (1) there was an increase in expenses with FGTS by R$ 18.4 million; (2) an increase of R$ 19.8 million with INSS (Social Security) and (3) salary increase of 3.77%.

Supplies	-4,005	-6,164	-35.0

The variation is mainly due to: (i) reduction in expenses with material to support the HVDC (Porto Velho-Araraquara direct current project): R$ 1 million; (ii) reduction in fuel expenses: R$ 0.7 million.

Services	-62,142	-50,458	23.2

The variation is mainly due to: (i) accounting for expenses in Services that, in 1Q19, were in Personnel (due to the change in the chart of accounts): (a) Ticket Meal contract, R $ 8,8 million; and (b) Health Plan Administration Fee, R$ 3.8 million; (ii) increase in costs by: (a) Consulting by R$ 2.3 million (of which R$ 1.6 million related to the construction of the Rio Jamari bridge - RO) and (b) Surveillance Services: R$ 1 , 3 million; offset by (iii) cost reduction in (a) clearing (postponed): R$ 1.4 million; and (b) Official/Institutional Publications: R$ 1.3 million.

Consensual Dismissal Plan/PAE (Provision)	0	-90,852	-100.0

The variation is mainly due to: (i) in 1Q20 there were no expenses associated with the performance of PDCs (Consensual Dismissal Plan); (ii) on the other hand, in 1Q19, expenses related to the 1st PDC 2019 (147 employees left in June/19) were recorded. During 2019, R$ 239.4 million were recorded for PDC, with a total of 474 employees leaving. There is no forecast of expenses with the Dismissal Plan in 2020.

Other	-52,173	-38,489	35.6
Donations and Contributions	-1,369	-731	87.3	The variation is mainly due to the following reasons: (i) an increase of R$ 88 thousand in Contributions to ONS; and (ii) an increase in Other Contributions of R$ 550 thousand.
Other Operating Expenses	-50,804	-37,758	34.6

The variation is mainly due to the following reasons: (i) increase in the insurance account in the amount of R$ 9.9 million (increase of R$ 7.5 million in insurance for facilities, equipment and inventories; increase of R$ 5,6 million with insurance, others referring to judicial guarantee insurance; and a reduction of R$ 3.2 million with hydrological risk ended in 2019); (ii) an increase of R$ 4.7 million related to the recovery of expenses; (iii) increase in the tax account in the amount of R$ 2.1 million (increase of R$ 2.3 million taxes and compulsory fees; increase of R$ 0.1 million in IPVA; reduction of R$ 0.4 million in IPTU (Property Tax); (iv) increase in the leasing and rent account in the amount of R$ 0.4 million (increase of R$ 4.4 million in vehicle rental; increase of R$ 4.0 million in IFRS16; reduction of R$ 5, 8 million at TPP Araguaia, reduction of R$ 1.6 million in rental of properties, and reduction of R$ 0.7 million in rental of equipment); (v) reduction in the account of other operating expenses in the amount of R$ 2.6 million (reduction of R$ 11.7 million with losses on the sale carried out only in 2019; reduction of R$ 6.8 million with employees assigned to other companies, released and amnestied; reduction of R$ 5.5 million with indigenous communities; reduction of R$ 2.8 million with Aneel infraction notices carried out in 2019; reduction of R$ 2.2 million with daily travel commute, due to entry in the UI, expenses were reclassified as Personnel in 2020, and an increase of R$ 26.0 with court costs).

TOTAL PMSO	-390,203	-478,617	-18.5

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Energy Purchased for Resale	-2,816	-50,561	-94.4

The variation is mainly due to the following reasons: (i) purchase of energy from Corpoelec, in 1Q19, in the amount of R$ 38 million, with no counterpart in 1Q20; (ii) accounting for Energy Purchase for Resale, in 1Q19, in the amount of R$ 11.9 million (referring to Dec/18, which was later reclassified); (iii) purchase of energy from Sinop in 1Q20 in the amount of R$ 2.1 million.

Charges upon use of electricity network	-160,041	-145,360	10.1

The variation is mainly due to the following reasons: (i) 5.2% readjustment in the tariff defined for the Tucuruí HPP in the 2019/2020 cycle (Resolution 2,562/2019), which went from R$ 6,009/KWh to R$ 6.323/KWh; and (ii) the 5.3% readjustment in the tariff defined for HPP Samuel in the cycle R$ 10.64/KWh to R$ 11.202/KWh. The impact on quarterly expenses was R$ 14.7 million.

Construction Expense	-1,653	-6,885	-76.0

The variation is mainly due to the following reasons: (i) low investment in 1Q20; and (ii) the investments made in 1Q20 are already reflected in the balance of contractual assets or do not yet have a RAP (Annual Allowed Revenue) approved by Aneel and, therefore, cannot be recognized in Assets.

Depreciation and Amortization	-109,140	-109,581	-0.4	No relevant variation.
TOTAL OPERATING COSTS	-273,650	-312,387	-12.4

Operating Provisions - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
	-61,754	9,870	725.7

The variation is mainly due to the following reasons: (i) Litigation: civil provisions in the amount of R$ 34.9 million, with emphasis on lawsuit of Centenco Engenharia regarding the collection of interest and fines for late payments, proposed in 1994, totalling R$ 12 million; tax provisions of R$ 27.4 million; labor provisions of R$ 21.7 million, land provisionsof R$ 13.2 million; and regulatory provisions of R$ 5.0 million; partially offset by (ii) a R$ 25.9 million reversal related to Cemig; and (iii) reversal of R$ 13.4 million Services provided.

Financial Income - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Financial Income	82,705	171,129	-51.7
Income from financial investments	20,369	23,750	-14.2

The variation is mainly due to: (i) reduction in the profitability of investments, from 1.64% in 1Q19 against 1.47% in 1Q20; and (ii) there was an increase in the average balance applied (1Q19: R$ 1 billion x 1Q20: R$ 1.2 billion).

Additional interest on energy	7,860	31,539	-75.1

The variation is mainly due to: (i) a reduction of R$ 21.8 million in interest on late payments, mainly due to the debt of Boa Vista Energia, which was renegotiated on July, 2019; and (ii) a reduction of R$ 1.8 million in fines also due to the renegotiation of the Boa Vista Energia contract.

Monetary adjustment gain	44,018	59,799	-26.4

The variation is mainly due to the following factors: (i) the renegotiation of the CERON / Albras / Eletrobras contracts decreased by R$ 47 million in the updating of credits; (ii) reduction of R$ 3.5 million in accounting for delays in receiving energy bills. On the other hand, there was (iii) an increase of R$ 33.9 million in the variation of other monetary credits in 1Q20 in relation to 1Q19, with emphasis on Eletrobras (R$ 23.3 million), CEA (R$ 5.1 million) and CCEE (R$ 4.1 million).

Exchange variation gain	0	29,509	-100.0

The variation is mainly due to the following factors: (i) accounting in 1Q19 of revenue from foreign exchange variation on loans in foreign currency in the amount of R$ 24.7 million and; (ii) accounting in 1Q19 of foreign exchange revenue linked to the supply contract with Corpoelec, in the amount of R$ 4.7 million, both, with no counterpart in 2020. In the case of Corpoelec, supply was suspended (since April/2019) ; and (iii) In 1Q20, there was no accounting for exchange variation gain.

Fair value adjustment - RBSE gain	0	25,754	-100.0

The variation is mainly due to the following factors: (i) a reduction of R$ 81.4 million in the balance of the Adjustment to Fair Value of RBSE (1Q19: R$ 176.5 million x 1Q20: R$ 95.1 million) . This reduction is expected and occurs from the amortization of the asset. That means, with the receipt of RBSE resources, the recorded value of the asset approaches the present value of the future flow, reducing the amount of the Adjustment to Fair Value.
In addition, there was (ii) a reduction of R$ 3.3 million in the Ke balance (1Q19: R$ 130.0 million x 1Q20: R$ 133.3 million), as expected, from the amortization of the asset . In this case, amortization from the 2021/2022 tariff cycle was considered, with receipt of funds between June 2021 and June 2025 (term according to Ordinance 120).

Gains on derivatives	10,203	0	100.0

The variation is mainly due to the following reasons: (i) an increase of R$ 5.9 million in the amount determined for the debentures issued by ETE. One of the main factors that contributed to this result was the change in the discount rate that increased ETE's valuation.

Other Financial Income	255	778	-67.2	The variation is mainly due to the following reason: (i) reduction in revenue from fines/reimbursements.
Financial Expenses	-489,105	-227,642	114.9
Debt Charges - Financing and Loans	-73,178	-61,502	19.0

The variation is mainly due to: (i) the effect of the exchange devaluation on the recording of interest and management fees on foreign currency financing. It should be noted that, during the period, there was an exchange devaluation of approximately 25% of the Real against the currencies used as a financing index (Dollar and Yen). During this period, no new financing contracts were signed, nor was there any renegotiation of debts.

Leasing charges	-479	-1,361	-64.8	The variation is mainly due to: (i) Leasing accounting (IFRS 16).
Charges on shareholders' compensation	-14,333	-28,484	-49.7

The variation is mainly due to the following factors: (i) reduction in the dividend base in current assets. (2020: R$ 350 million X 2019: R$ 1.9 billion). In 1Q19, in addition to the mandatory dividend of 25%, R$ 1.2 million was considered for the 2017 fiscal year.

Monetary adjustment loss	-46,045	-73,086	-37.0

The variation is mainly due to the following factors: (i) a reduction of R$ 21.4 million in dividend updates linked to Shareholders' Equity (1Q20: R$ 20.4 million x 1Q19: R$ 41.8 million) resulting the reduction in the balance of dividends payable, distributed throughout 2019; (ii) a reduction of R$ 5.6 million in the update of obligations with the Parent Company.

Exchange variation loss	-117,627	-31,864	269.2

The variation is mainly due to the following factors: (i) exchange rate effect on the balance of loans in foreign currency (dollar), which increased R$ 91.5 million compared to the same period in 2018 (1Q19: R$ 26 million x 1Q20: R$ 117 million). On the other hand; (ii) there was no exchange rate adjustment on the contract with Corpoelec in 1Q20, while in 1Q19, the variation was positive by R$ 3.4 million; and (iii) fees on foreign currency loans were not recorded in 1Q20, while in 1Q19, R$ 2.3 million were recorded.

Fair value adjustment - RBSE loss	-84,219	0	-

The variation is mainly due to the following reasons: (i) a reduction of R$ 81.4 million in the balance of the Adjustment to Fair Value of RBSE (1Q19: R$ 176.5 million x 1Q20: R$ 95.1 million) . This reduction is expected and occurs from the amortization of the asset. That means, with the receipt of RBSE resources, the recorded value of the asset approaches the present value of the future flow, reducing the amount of the Adjustment to Fair Value. In addition, there was (ii) a reduction of R$ 3.3 million in the Ke balance (1Q19: R$ 130.0 million x 1Q20: R$ 133.3 million), as expected, from the amortization of the asset . In this case, amortization from the 2021/2022 tariff cycle was considered, with receipt of funds between June 2021 and June 2025 (term according to Ordinance 120).

Losses on derivatives	-128,731	-18,230	606.1

The variation is mainly due to the following reasons: (i) a reduction in the fair value of the Albras premium by approximately R$ 116.4 million when compared to the amount calculated for 1Q19. This reduction is mainly explained by the depreciation of the price of primary aluminum in the period of approximately 13.77% (US $ 1,894.88 in 1Q19 and US $ 1,663.97 in 1Q20). The cooling in the free market price is due to the increased risks and uncertainties caused by the Covid-19 pandemic. Eletronorte assesses monthly the fair value of the asset associated with this premium/Albras by marking to market. In the case of debentures issued by ETE, the derivative accounting results from a contractual clause that allows the conversion of the debentures into shares.

Other Financial Expenses	-24,493	-13,115	86.8

The variation is mainly due to the following reasons: (i) increase in relation to the Interest and Fines account, highlighting a late payment penalty with Eletrobras registered in March, in the amount of R$ 6.4 million; (ii) Increase of R$ 4 million with miscellaneous expenses, highlighting the expense with BR Distribuidora in the amount of R$ 3.7 million.

Financial Result	-406,400	-56,513	-619.1

Equity Interests - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Equity Interests	22,503	38,630	-41.7

The variation is mainly due to the following reasons:

(i) EAPSA: reduction of R$ 4.6 million. Highlights: (a) Increase of R$ 3.5 million in revenue due to the adjustment of prices in regulated contracts (ACR/2019 - R$ 56.6 million/2020 - R$ 59 million); (b) Improvement of the Financial Result by R$ 1.9 million due to the reduction in charges on the long-term loan, in addition to (c) dividends in the amount of R$ 5.7 million recognized in the 1Q19 result.

(ii) NESA: reduction of R$ 21.7 million. Highlights: (a) R$ 210.4 million increase in revenue due to the price adjustment in regulated contracts (R$ 54 million) and an improvement in short-term energy sales results (R$ 163.7 million); (b) R$ 294.7 million increase in expenses due to the R$ 114.7 million increase in energy sales costs; an increase of R$ 181.6 million in operating costs, with emphasis on (Amortization/2019 - 347.4 million/2020 - 529.1 million); (c) worsening of the Financial Result by R$ 1.7 million due to the recognition of R$ 73.4 million related to interest and monetary restatements (payment of capital in arrears) and reversal of R$ 41.8 million related to adjustments to present value of UBP contracts that positively impacted this account.

(iii) BMTE: Increase of R$ 8.2 million. Highlights: (a) revenue increase of R$ 48.6 million (tariff readjustment of 4.485%; (b) increase of expenses by R$ 19.2 million. In 2019, BMTE had recorded a reversion of R$ 16.9 million , thus, isolating this accounting, it would have an expense of R$ 13.3 million and, therefore, an increase of R$ 2.2 million; (c) improvement of the Financial Result by R$ 13.8 million due mainly to the reduction debt charges (R$ 14.5 million).

(iv) SINOP: Increase of R$ 5.6 million. Main highlights were: (a) an increase of Revenue of R$ 6.9 million, mainly due to the readjustment in the price of ACR (Regulated Contract Environment) contracts (b) a reduction of expenses of R$ 56.3 million due mainly to a reduction in the cost of electricity purchased for resale (R$ 72.5 million); (c) worsening of the Financial Result by R$ 28.1 million due to the start of charging for long-term loan charges.

(v) NBTE: Reduction of R$ 2.9 million. Highlights (a) reduction of revenue of R$ 3.3 million (tariff adjustment of -3.672%); (b) increase of expenses by R$ 14.3 million. In 2019, NBTE recorded a decrease of R$ 14.2 million related to an agreement with the Tabocas Supplier. When this record was isolated, the expense recorded was R$ 7.8 million aligned with the R$ 7.2 million recorded in 2020; (3) an improvement in the Financial Result of R$ 2.1 million, mainly due to the reduction in long-term debt charges. It is worth mentioning that the 1Q19 result was calculated based on the Balance Sheet presented by the SPE to Eletronorte. Subsequently, the audited result showed a positive adjustment in the result of R$ 4.4 million.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Income Tax and CSLL - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	-136,211	-72,378	88.2

The variation is mainly due to the following factors: (i) a reduction of earnings before taxes of approximately R$ 43 million (1Q19: R$ 332 million x 1Q20: R$ 289 million); (ii) growth in Total Additions driven by (+) Indirect remuneration to managers and third parties, (+) Investment valued at equity value (Equity Income - Loss) and (+) Valuation at fair value - AVJ where are recorded financial expenses of Derivatives and controversial and/or uncontroversial amounts arising from AVP (Adjustment to Fair Value) / RBSE; (iii) drop in the calculation of the Exclusions evident in items (-) Reversal or Use of Provisions or Estimated Losses not deductible and (-) Adjustments to Other Revenue / Other Results (CPC 47, Contractual Assets). All these factors combined corroborated for the taxable bases called “Actual Profit After Offsetting Tax Losses” and “Calculation Base of CSLL After Offsetting” to increase the base in the quarterly comparison.

Deferred IR and CSLL	38,876	36,985	5.1

The variation is mainly due to the following factors: (i) increase in Real Profit before Compensation for Losses for the period of calculation from R$ 388 million to R$ 579 million using practically the legal limit of 30% of the compensation for Losses Taxes of Previous Periods in the two quarters ended March 31, 2019 and 2020; (ii) increase in the CSLL Calculation Base before offsetting the Negative Calculation Base from R$ 388 million to R$ 579 million even using less offsetting of the Negative Calculation Base from Previous Periods on 03/31/2020 (22.5%) in relation to the previous period which percentage was 28.25%.

Revenue from Tax Incentives	72,982	53,775	35.7

The variation is mainly due to the following factors: (i) the accumulation of Negative Results (Losses) in Equity Holdings recorded only at the end of the first quarter of 2020 instead of having such accounting diluted over the January/2020 and February/2020 as it was usual in the same period of 2019 and also in previous years; (ii) due to the increase in item (+) Losses arising from the Valuation of Assets or Liabilities based on Fair Value (Decree No. 1,598 / 77, art. 19 VI), which comprises the methodology for calculating the Tax Incentive Income Exploration, from R$ 18 million to R$ 267 million with an emphasis on Financial Expenses with Derivatives.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had, in 1Q20, a result 90.9 % higher than that ascertained in 1Q19, going from a profit of R$ 119 thousand in 1Q19 to a profit of R$ 228 million in 1Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q20, increased by 7.9% compared to 1Q19, going from R$ 757 million in 1Q19 to R$ 817 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue	1Q20	1Q19	Variation (%)	Analysis
Generation	931,611	865,754	7.6
Energy supply to distribution companies	931,611	865,754	7.6

The variation is mainly due to the following reason: (i) increase of the Fixed Revenue of the Angra 1 and 2 Plants by 9.30% according to ANEEL Resolution No. 2,661/2019, which represents a R$ 79.2 million positive effect in the quarter; ii) offset by an estimated R$ 13.4 million excess energy portion recognized in 1Q19 without a counterpart in 1Q20.
The net energy supply of the Angra 1 and 2 nuclear plants was 18.7% lower, being 3,806,848 MWh in 1Q19, compared to the net supply of 3,094,959 MWh in 1Q20. The reduction in the net energy supply in the compared periods is justified by: (i) between the dates from 01/11/2020 to 02/14/2020 (35 days) there was a scheduled shutdown for maintenance and exchange of nuclear fuel from the Angra 1; (ii) On 02/15/2020, during the power increase at the Angra 1 plant, after its scheduled shutdown period, there was a failure in the connection between the exciter rotor and the main generator rotor, which caused a short circuit between the phases and that took the plant out of operation for another 26 days, returning the plant to 100% power on 03/12/2020.

Other Income	14	0	-	The variation is mainly due to the following factors: (i) non-recurring gain in adding to the warehouse through inventory.
Deductions to the Operating Revenue	-114,122	-108,337	5.3

The variation is mainly due to the following factors: (i) proportional increase in the variation in Gross Operating Revenue; offset by: (ii) non-recurring reclassifications of contributions to ONS / CCEE (R$ 0.4 million)

ROL	817,503	757,417	7.9

Operating Costs and Expenses

The Operating Expenses and Costs, in 1Q20, increased by 1.9% compared to 1Q19, going from positive R$ 581 million in 1Q19 to negative R$ 592 million in 1Q20.  The variations of each income account are detailed below:

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-150,224	-143,463	4.7

The variation is mainly due to: (i) effects, which occurred after 1Q19 and are already considered in 1Q20: (a) increase of 3.55% )4.8 million) granted to employees through ACT from 10/2019, with retroactive effect to 05/2019; (b) an average increase of 1.5% (1 million) due to the application of a promotion by level advancement system (SAN) as of 10/2019, with retroactive effect to 05/2019; (c) an increase in expenses with overtime work in the amount of R$ 6.9 million, plus R $ 4.8 million in charges, resulting from the maintenance activities of the Angra 1 plant during its scheduled shutdown in 1Q20; offset by: (d) reduction of R$ 5 million resulting from the dismissal of 34 employees in December/2019 and the addition of 11 dismissals in February/2020 through the PDC.

Supplies	-28,933	-6,418	350.8

The variation is mainly due to: (i) In 1Q19, there were no scheduled plant shutdowns; (ii) In 1Q20, there was 1P25, Angra 1 shutdown, which generated, in addition to the increase in the usual costs of stoppage for maintenance and exchange of nuclear fuel, an additional cost due to a short circuit in the connection between the exciter and the electric generator. The plant was stopped in the scheduled period from 01/11/2020 until 02/14/2020, and beyond the scheduled time, for more 26 days (from 02/15/2020 to 03/12/2020). Altogether, Angra 1 was out of operation for 61 days during 1Q20. The cost of repairing the exciter was paid by the manufacturer.

Services	-90,580	-49,247	83.9

The variation is mainly due to: (i) an increase of R$ 38.8 million related to the stop 1P25 - Angra 1; (ii) increase in the effect of IFRS16 in the comparison 1Q19 x 1Q20 by R$ 1.2 million. With the adoption of IFRS 16, the Company no more recognizes operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense and the foreign exchange variation calculated based on the financial liabilities of the leasing contracts; offset by (iii) non-recurring costs incurred in 1Q19 in 1Q20 related to the update of SAP Single Instance in the amount of R$ 3.0 million.

Consensual Dismissal Plan/PAE (Provision)	4,807	-3,379	-242.3

The variation is mainly due to: (i) in 1Q19, the new Dismissal Plan + Health Plan was accounted, with the contract termination of 26 employees in the amount of R$ 10 million, offset by losses in health plans of previous years in the amount of R$ 6.7 million; (ii) in 1Q20, the new Dismissal Plan + Health Plan with the adhesion of 56 employees registered in December 2019 in the amount of R$ 18.2 million, a large part already absorbed in December 2019 with the contract termination of 34 employees, plus staggered dismissals of 11 employees in February 2020. Accounting records offset by: (iii) write-offs from previous plans, in the amount of R$ 4.8 million.

Other	-45,844	-36,388	26.0
Donations and Contributions	-106	0	-	The variation is mainly due to the following reason: (i) ONS contribution reclassified from the group of Deductions from Operating Revenue.
Other Operating Expenses	-45,738	-36,388	25.7

The variation is mainly due to the following reason: (i) the variation is mostly composed of R$ 10.0 million related to taxes and contributions on financial revenues linked to the income of the Decommissioning Fund.

TOTAL PMSO	-310,774	-238,895	30.1

Operating Costs	1Q20	1Q19	Variation (%)	Analysis
Charges upon use of electricity network	-44,860	-34,120	31.5

The variation is mainly due to the following reasons: (i) in January 2019, there was a write-off of the provision in the amount of R$ 5 million related to the non-recurring CUSD recorded in 2018; (ii) tax credits recorded in 1Q19 in the amount of R$ 3.3 million; and (iii) less provisions for the monthly installment paid to ENEL Distribuição in the amount of R$ 2.7 million in 1Q19.

Fuel	-101,699	-105,822	-3.9

The variation is mainly due to: (i) consumption of uranium equivalent (Kg Ueqv) was 23% lower, being 321.359 Kg Ueqv in 1Q19 and 247.646 Kg Ueqv in 1Q20. Variation influenced by the maintenance stop and nuclear fuel exchange at the Angra 1 plant (1P25), as well as by the unscheduled interruption caused by the failure in the connection between the exciter rotor and the main generator rotor, both occurred in 1Q20; (ii) non-recurring effect in the amount of R$ 9.0 million due to retroactive tax credits (PASEP / COFINS), related to the acquisition of nuclear fuel; offset by: (iii) increase in the average cost of nuclear fuel refills that were consumed in the compared periods, of which R$ 523.0 million in 1Q19 and R$ 552.3 million in 1Q20, representing an approximate increase of 5.6 % in their equivalent average unit prices.

Depreciation and Amortization	-149,479	-129,744	15.2

The variation is mainly due to the following reasons: (i) a significant increase in the base of regulatory assets in service in the amount of R$ 453.6 million occurred at the end of 1Q19 (unitizations), due to unitizations after SAP go-live comprising various fixed installations and plant systems.

TOTAL OPERATING COSTS	-296,038	-269,686	9.8

Operating Provisions	1Q20	1Q19	Variation (%)	Analysis
	13,928	-72,891	-119.1

The variation is mainly due to the following reasons: (i) accounting record in 1Q19: (a) actuarial provision in 1Q19 (FRGNucleos) in the amount of R$ 35 million; (b) increases in civil provisions of R$ 21.8 million and labor provisions of R$ 8.4 million; (c) updating of provisions for legal contingencies of  R$ 8 million (labor, civil, tax and environmental); (ii) accounting record in 1Q20: (a) reversal of provision for contingencies, with emphasis on the annulment of the environmental administrative process in the amount of R$ 20.8 million; offset by: (b) updating of provisions for legal contingencies in the amount of R$ 7.7 million (labor, civil, tax and environmental).

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Financial Income	1Q20	1Q19	Variation (%)	Analysis
Financial Income	370,577	90,512	309.4
Income from financial investments	926	1,013	-8.6	The variation is mainly due to: (i) lower daily average values in financial investments of the company's cash were kept when comparing the periods, combined with lower profitability.
Monetary adjustment gain	850	3,317	-74.4	The variation is mainly due to the following factor: (i) lower variations in judicial deposit updates.
Exchange variation gain	-2,052	59,456	-103.5

The variation is mainly due to the following factors: (i) observing the net exchange rate analysis (assets and liabilities together), we have: (a) in 1Q19, there was a non-recurring exchange rate variation on write-offs of advances to suppliers in Angra 3, in the amount of R$ 40.7 million ; (a) in 1Q20, liabilities of R$ 69 million were updated with suppliers maintained in foreign currency (Euro), especially related to Angra 3, in the amount of EUR 57 million, due to the strong devaluation of the Real (R$) in the period (over 26.8%)

Other Financial Income	370,853	26,726	1287.6

The variation is mainly due to the following reason: (i) profitability of R$ 370 million in the Decommissioning Fund in 1Q20 vs. R$ 24.5 million in 1Q19. The Decommissioning Fund has positions in future dollar repurchase operations and the variation in its profitability is extremely subject to these exchange rate fluctuations.

Financial Expenses	-260,890	-94,827	175.1
Debt Charges - Financing and Loans	-147,535	-15,680	840.9

The variation is mainly due to: (i) in 1Q19, the Company still capitalized/transferred the interest of the Angra 3 project to the work cost, thus reducing the Debt Charges item. In this period, the amount of R$ 136.5 million was transferred; (ii) In 1Q20, Debt Charges for Angra 3 are fully computed in the result, since the maintenance of the Angra 3 Project as a qualifying asset for capitalization of costs with loans and financing has been revisited since 2Q19 . The Company expects to recover this procedure as soon as the Project returns to favorable conditions for its qualifying asset condition in accordance with the requirements required in Pronouncement CPC 20 (R1) - Borrowing Costs.

Leasing charges	-1,153	0	-

The variation is mainly due to: (i) the effect of IFRS16 in 1Q20 that did not occur in 1Q19. With the adoption of IFRS 16, the Company no more recognizes operating costs and expenses arising from operating leasing contracts and starts to recognize in its income statement the effects of the depreciation of the rights to use the leased assets, and the financial expense and the exchange variation determined based on the financial liabilities of the leasing contracts.

Monetary adjustment loss	-4,824	-14,696	-67.2	The variation is mainly due to the following factor: (i) write-offs of revaluated judicial deposits.
Exchange variation loss	-73,201	-22,030	232.3

The variation is mainly due to the following factors: (i) observing the net exchange rate analysis (assets and liabilities together), we have: (a) in 1Q19, there was a non-recurring exchange rate variation on write-offs of advances to suppliers in Angra 3, in the amount of R$ 40.7 million ; (a) in 1Q20, liabilities of R$ 69 million were updated with suppliers maintained in foreign currency (Euro), especially related to Angra 3, in the amount of EUR 57 million, due to the strong devaluation of the Real (R$) in the period (over 26.8%).

Other Financial Expenses	-34,177	-42,421	-19.4

The variation is mainly due to the following reasons: (i) lower adjustment to the present value of the Decommissioning Fund in 1Q20 in relation to 1Q19 (R$ 4 million); as well as (ii) a reduction of R$ 4 million in other financial expenses in 1Q20, when compared to 1Q19.

Financial Result	109,687	-4,315	2,642.0

Income Tax and CSLL	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	-105,836	-51,967	103.7

The variation is mainly due to the following factor: (i) result applied to the taxable profit calculated in the period, affected especially, by the profitability of the decommissioning fund, which is the taxable base for these taxes and with a great impact on the value of the item.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had, in 1Q20, a result 99.7% lower that ascertained in 1Q19, going from a profit of R$ 902 million in 1Q19 to a profit of R$ 2,8 million in 1Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 1Q20, decreased of 1.5% compared to 1Q19, going from R$ 2,169 million in 1Q19 to R$ 2,135 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Generation	1,516,837	1,570,299	-3.4
Energy supply to distribution companies	875,186	1,041,344	-16.0

The variation is mainly due to the following reasons: (i) Negatively: (a) In the ACR  (Regulated Conracting Environment), the termination of the Existing Energy Product 2014-2019 resulted in a net drop in revenue of approximately R$ 192 million, considering an amount average contracted in 1Q19 of 334MW avg; and (b) Lower sales of energy in the ACL  (Free Conracting Environment), representing a decrease of R$ 33 million; and (ii) Positively: (a) Seasonalization and price readjustment (on average 4%) of quantity contracts, representing an increase in revenue of approximately R$ 10 million; and (b) Higher operation of Santa Cruz plant in 2020, increasing revenue by R$ 31 million. It is worth mentioning that the increase in sales in the "Supply" category leads to a drop in revenue in the "Supply" item, given the lower availability of energy to be traded in the ACL-Supply.

Supply	293,956	183,705	60.0

The variation is mainly due to the following reasons: (i) price adjustment of the current contracts of the Itumbiara Plant's auctions, governed by Law 13,182/2015, specific to final consumers, resulting in an increase in revenue of approximately R$ 7 million; and (ii) New contracts at the ACL (Free Conracting Environment) that started supplying in 2020, positively impacted revenue by R$ 103 million.

Short Term Market (CCEE)	6,935	43,317	-84.0

The variation is mainly due to the following reason: (i) variation of the GSF in the period, which decreased by approximately 30% (average of 149% in 2019 and 106% in 2020) - providing greater energy allocated to Furnas in 2019 (and consequent higher settlement in the short-term market) and less energy allocated in 2020 (and consequent lower settlement in the short-term market). In addition, the average PLD dropped 34% (1Q19 was R$ 285.04 while in 1Q20 it was R$ 188.63).

O&M Income - Renewed Power Plants pursuant Law 12,783/2013	332,366	298,316	11.4

The variation is mainly due to the following reasons: (i) RAG's annual readjustment of approximately 11%, according to Aneel Homologatory Resolution No. 2,587/2019, representing an increase of revenue of R$ 28 million in 1Q20 and (ii) the variation CFURH and, consequently, PIS/COFINS, which represented an increase of R$ 6 million in revenue.

Generation Construction Income	8,394	3,617	132.1	The variation is mainly due to: (i) the amount is based on the level of investment made in the period, in particular, the investment made in Porto Colombia in the amount of R$ 2.4 million.
Transmission	1,050,141	1,020,220	2.9
O&M Transmission Lines renewed pursuant to Law 12,783/2013	381,900	356,423	7.1

The variation is mainly due to: (i) increase in RBNI's invoiced RAP (R$ 22.5 million) caused by the annual tariff adjustment and the increase in revenue due to the go-live of new equipment. It is worth mentioning the replacement of 2 Series Capacitor-Banks in SS Samambaia (in the amount of R$ 3 million/month), and all the necessary physical adaptation for the beggining of operation of both.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	43,504	40,763	6.7

The variation is mainly due to: (i) increase in billed RAP (R$ 4.4 million), caused by the annual tariff adjustment (updated by the inflation variation index included in each concession contract, IGP-M or IPCA, which variation in the last twelve months was 7.64% and 4.66%, respectively) and by January 2019, it did not include the CDE portion, which total value is R$ 601,585.18.

RBSE income	547,807	513,570	6.7

The variation is mainly due to: (i) differences in rates used between the quarters of 2019 and 2020. In January and February 2019, the discount rate was the NTN-B of 4.6% (rate of December 2018), but in March 2019, the NTN-B of 4.10% was used, corresponding to the rate of the closing month itself. In 1Q20, we used the WACC of 6.64%, so there was an increase in Revenue. (ii) In addition to the rate differences, there was an increase in the RAP billed in the RBSE Approved, caused by factors such as the annual tariff readjustment and an increase in the Variable Portion discount in 2019, in relation to the same period in 2020, in the amount of R$ 20 millions.

Transmission Construction Income	37,342	84,715	-55.9

The variation is mainly due to: (i) the amount is based on the investment made, being mainly linked to a construction margin of 25.96%, based on the financial calculation of the CT 062, RBNI, according to IFRS 15.

Income from Return of Investment in Transmission	39,588	24,749	60.0

The variation is mainly due to the following factor: (i) realization of the contract entries CT 062.2001, RBNI, in accordance with IFRS 15. (the asset base was expanded by R$ 326 million from one quarter to another).

Other Income	7,777	4,055	91.8	The variation is mainly due to the following factor: (i) payment (R$ 3.4 million) for the provision of operation and tele-assistance services provided by FURNAS (for SPEs and the market in general).
Deductions to the Operating Revenue	-438,918	-425,289	3.2	The variation is mainly due to the following factors: (i) increase in CDE expenses R$ 5,983 thousand; (ii) PIC/COFINS in the amount of R$ 5,227 thousand; and (iii) ICMS of R$ 4,038 thousand.
ROL	2,135,837	2,169,285	-1.5

Operating Costs and Expenses

Operating Costs and Expenses increased 38.6% in 1Q20 compared to 1Q19, going from R$ 1,071 million to R$ 1,485 million, accordinng to the reasons listed below:

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-231,510	-254,180	-8.9

The variation is mainly due to: (i) reduction in the item Payment of Labor Claims (R$ 14.6 million); (ii) reduction in Salary, Christmas bonus salary and transportation voucher (totaling R$ 11.5 million, as a consequence of the Consensual Dismissal Plan - PDC), following the reduction in the workforce, where the average in 1Q19 was 3,054, moving to an average of 2,863 in 1Q20; and (iii) the readmission as effective employees, by the courts, of 101 dismissed outsourced employees, with an average monthly cost of R$ 781 thousand/month (April base) and (iv) salary increase of 3.77%.

Supplies	-3,240	-8,165	-60.3

The variation is mainly due to: (i) reduction in Materials items (R$ 3,110 thousand, mainly due to the acquisition, in 1Q19, of materials such as Crosby Clamps R$ 362 thousand, parts for thermochemical reactors R$ 1.3 million and Heat Exchanger pieces R$ 127 thousand, which did not occur in 1Q20, and (ii) reduction of ICMS - rate difference (R$ 1,405 thousand).

Services	-125,588	-150,532	-16.6

The variation is mainly due to: (i) reduction in the following items: (a) Hired workforce (R$ 13 million); (b) Fundação Real Grandeza  Assistance  (reduction of R$ 4 million, due to the renegotiation of the management fee with the foundation by R$ 16 million per year; and (c) Accommodation (R$ 1.5 million), due to the termination of outsourced workforce in 2019 (1 in Oct/19, 49 in Nov/19 and 994 in Dec/19).

Consensual Dismissal Plan/PAE (Provision)	-535	-19,560	-97.3

The variation is mainly due to: (i) in 1Q19, 58 people were included in the PDC (Consensual Dismissal Plan). For 2020, there is no PDC forecast. However, in 1Q20, there were 3 contract terminations by the PDC of employees affected by the end of operations at the Belo Horizonte office. In addition, there were payments for complementary terminations for employees that left the company in December 2019.

Other	-192,622	-65,460	194.3
Donations and Contributions	-14,820	-10,256	44.5

The variation is mainly due to the following reasons: (i) anticipation of the 4th installment of the statutory contribution to CEPEL, totaling 4 accountings and not 3 (R$ 2.73 million/month Cepel); In addition, (ii) accounting of R$ 1 million related to the payment to Çarakura Institute. Furnas has been supporting the Çarakura Institute with resources for the implementation of community and pan-villager socialization spaces as a contribution to strengthening the ethnic identity of the Kaingang of the Queimadas Indigenous Land (Ortigueira-PR), as well as supporting their physical and socio-cultural reproduction .

Other Operating Expenses	-177,802	-55,204	222.1

The variation is mainly due to the following reasons: (i) increase in the indemnities, losses and damages account in the amount of R$ 111 million. Out of this total, R$ 98 million refers to the settlement of Camargo Correa's lawsuit in Mar/20, the rest refers to the accounting of 3 installments of the agreement between Furnas and Inepar, totaling approximately R$ 14 million. In addition, (ii) there was an increase of R$ 21 million in court costs, notably the fees paid in the Civil Procedure (Contractual Collection) 0150142-62.2010.8.19.0001 - CIEN COMPANHIA DE INTERCONEXAO ENERGETICA. On the other hand, (iii) other items were positively impacted: (a) Rents, with a reduction of R$ 5.17 million, mainly due to the return of Block C and the consequent payment only for blocks A and B; (b) Insurance, with a reduction of R$ 5.96 million in the Hydrological Risk Insurance - GSF account due to the end of the amortization of the GSF insurance of Serra da Mesa and Mascarenhas; and (c) Taxes and Fees with a reduction of R$ 2.22 million, mainly due to the lower amount of IPTU paid in 2020, referring only to blocks A and B, due to the return of block C.

TOTAL PMSO	-553,495	-497,897	11.2

Operating Costs R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Energy Purchased for Resale	-425,649	-206,401	106.2

The variation is mainly due to the following reasons: (i) price adjustment of the current purchase contracts, representing an increase of approximately R$ 9 million; (ii) increase in the amount of current products, already established in the contract, increasing in 2020 the amount of R$ 18 million; (iii) new short-term contracts signed in the amount of R$ 102 million in order to reduce the negative exposure in the short-term market, since there is a possibility to take advantage of the negative goodwill existing in the short-term bilateral operations, as well as the tax benefit in view of the settlement at the CCEE. (iv) increase in the amounts settled as a debt in the short-term market in 2020, which resulted in approximately R$ 81 million of variation in this item, mainly because GSF variation (149% 1Q19 x 106% 1Q20).

Charges upon use of electricity network	-165,931	-149,474	11

The variation is mainly due to the following reason: (i) readjustment between the Tariffs for the Use of the Transmission System (TUST) in force in 1Q19 (referring to ANEEL Approval Resolution No. 2,409 of 6/26/2018) and the rates in force in 1Q20 (referrring to ANEEL Approval Resolution No. 2,562 of 6/25/2019). Between these two resolutions, some tariffs underwent significant readjustments, such as: HPP Furnas with 16.26% increase, HPP Estreito with 15.93% increase, HPP Marimbondo with 16.02% and HPP Corumbá with 13.37% increase. These increases were reflected in charges in 1Q20, causing the average increase seen between them.

Construction Expense	-87,108	-57,044	53

The variation is mainly due to the following reasons: (i) an increase of R$ 50 million in investments for improvements in contract 062; offset by (ii) write-off of R$ 26 million, in contract 006/2010 - Mascarenhas-Linhares (due to accounting reclassifications); and (iii) other investments for improvements in several contracts.

Fuel	-140,380	-43,955	219

The variation is mainly due to: (i) variation in operation of Santa Cruz plant, which presented in 1Q19 a generation of 259,032 MWh and in the same period of 2020, generated 624,703MWh, representing an increase of approximately 366,000 MWh.

Depreciation and Amortization	-71,838	-66,010	9	The variation is mainly due to the following reason: (i) the volume of investments made in the last 12 months increased the asset base.
TOTAL OPERATING COSTS	-890,906	-522,884	70.4

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Operating Provisions R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
	-41,097	-50,705	-18.95

The variation is mainly due to the following reasons: (i) in 1Q20, there was a reversal of civil contingency (R$ 98 million), related to the process that deals with the economic and financial rebalancing of the construction contract for the Serra da Mesa Plant; offset by (ii) constitution of regulatory contingencies (R$ 41 million), with emphasis on the Aneel Tax Notices 013, 014 and 015 of 2020 (totaling R$ 31.7 million); (iii) labor contingencies (R$ 30 million); and (iv) environmental contingencies (R$ 24 million). And (v) between 1Q19 and 1Q20, there was a reversal of GAG improvement of R$ 6.6 million.

Financial Income R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Financial Income	54,386	230,173	-76.4
Income from financial investments	12,673	8,899	42.4	The variation is mainly due to: (i) increased earnings at Banco do Brasil (R$ 1,539 thousand) and Caixa Econômica Federal (R$ 2,096 thousand).
Income - financing and loans	6,418	-65	9973.8

The variation is mainly due to: (i) transfer, in 1Q20, of the amount receivable from Eletronuclear to loans and financing account, which did not occur in 1Q19. This amount refers mainly to interest and fees specified in the contract with Eletronuclear. In March 2020, the total balance receivable is R$ 271,163,656.60

Additional interest on energy	2,801	2,258	24.0	The variation is mainly due to: (i) increase in revenue from Charges upon Electricity Trading Chamber (CCEE), settlement of the Short-Term Market.
Monetary adjustment gain	21,408	10,558	102.8

The variation is mainly due to the following factors: (i) amount receivable from Eletronuclear, which did not exist in 1Q19; and (ii) an increase of approximately 2.5% in the IGP-M1, when in 1Q19 it decreased. This amount mainly refers to the monetary variations that occurred in contract with Eletronuclear.

Exchange variation gain	12,446	559	2126.5

The variation is mainly due to the following factors: (i) increase in the exchange rate of foreign currency in 1Q20 (from R$ 4.06 to R$ 5.196) in relation to the same period in 2019 (from R$ 3.875 to R$ 3.915 ), mainly impacting the energy bill in dollars.

Fair value adjustment - RBSE gain	0	198,736	-100.0

The variation is mainly due to the following factor: (i) remeasurement of RBSE's assets, with emphasis on the change, in December 2019, of the discount rate of the portion of RBSE's remuneration from NTNB to regulatory WACC of 6.64% and in the amortization period. The rate used in January and February 2019 was the NTN-B of 4.6% and in March 2019 it was the NTN-B of 4.10%.

Other Financial Income	-1,360	9,228	-114.7	The variation is mainly due to the following reason: (i) transfer of the balance receivable from Eletronuclear to loans and financing account.
Financial Expenses	-511,791	-454,057	12.7
Debt Charges - Financing and Loans	-136,918	-180,900	-24.3	The variation is mainly due to: (i) decrease in loan charges and expenses with FIDC, in 1Q20 compared to the same period in 2019. (rollover of IPCA debt from + 7% to IPCA + 4.08%) .
Leasing charges	-2,846	-85	3248.2	The variation is mainly due to: (i) the increase refers to a greater adjustment in leasing operations, based on IFRS 16, in 1Q20 compared to the same period in 2019.
Charges on shareholders' compensation	-7,725	-3,756	105.7

The variation is mainly due to the following factor: (i) update of the dividend base, which was approximately R$ 400 million in 2019 while in 2020 is approximately R$ 800 million. The base is updated according to SELIC (0.47% in 1Q19 and 0.34% in 1Q20).

Monetary adjustment loss	-10,745	-25,233	-57.4	The variation is mainly due to the following factor: (i) decrease refers, mainly, to a smaller variation of the indexes of loans payable in 1Q20 compared to the same period of 2019.
Exchange variation loss	-109,163	-2,664	3997.7

The variation is mainly due to the following factors: (i) increase in the exchange rate of foreign currency in 1Q20 (from R$ 4.06 to R$ 5.196) in relation to the same period in 2019 (from R$ 3.875 to R$ 3.915 ), mainly impacting the dollar loans payable account, contracted at USD 2.0626 for the ECR 258/97 contract - BID 1051. In 1Q20, the loan amount is around R$ 474.7 million, while in 1Q19 was R$ 386.2 million.

Fair value adjustment - RBSE loss	-223,670	-165,817	34.9

The variation is mainly due to the following reason: (i) in December 2019, change of the RBSE's remuneration portion by the regulatory WACC of 6.64% within the amortization period. The rate used in January and February 2019 was the NTN-B of 4.6% and in March 2019 it was the NTN-B of 4.10%.

Other Financial Expenses	-20,724	-75,602	-72.6

The variation is mainly due to the following reasons: (i) reduction in the following items: (a) Fine on Tax Notices (R$ 17,519 thousand); (b) Interest on arrears without COFINS (R$ 3,796 thousand); (c) Fine on Income Tax Collection (R$ 11,675 thousand); and (d) Fine on CSLL Payment (R$ 4,139 thousand).

Financial Result	-457,405	-223,884	-104.3

Equity Interest R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Equity Interests	-103,149	40,610	-354.0

The variation is mainly due to the following reason: (i) in 1Q20, Santo Antônio presented a negative result of R$ 427 million against a negative forecast of R$ 249 million, mainly due to: (a) the GSF was lower than projected, being negative in Jan/20, which led the purchase of energy at a high PLD of R$ 327, causing a loss of R$ 92 million; (b) another impacting factor was the IPCA of Dec/19 of 1.07% against a forecast of 0.30%, directly affecting financial expenses by R$ 102 million. This resulted in a negative equity result for Santo Antônio of R$ 180 million in 1Q20.

Other Operating Income/expenses- R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Other Operating Income/Expenses	25,042	0	-	The variation is mainly due to the following reason: (i) referring to the gain on the sale of SPE Centroeste de Minas, in the context of Lieu of Payment to the Holding company.

Income Tax and CSLL R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	-309,430	-424,018	-27.0	The variation is mainly due to the following factor: (i) this value for 2020 was impacted by the additions and exclusions of the tax calculation base (in 2020 it is lower than in 2019).
Deferred IR and CSLL	197,421	412,099	-52.1	The variation is mainly due to the following factor: (i) a reflection of the decrease in deferred liabilities.
Non-controlling Shareholders	16	2	700.0	The variation is mainly due to the following factor: (i) referring to SPEs Brasil Ventos and TGO.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

CGT ELETROSUL

Result Analysis

The Company had, considering its consolidated financial statements,  in 1Q20, a result  134% higher that ascertained in 1Q19, going from a loss of R$ 31.8 million in 1Q19 to a profit of R$ 10.8 million in 1Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 1Q20, increased 5.9% compared to 1Q19, going from R$ 648 million in 1Q19 to R$ 686 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Generation	390,588	370,710	264,850	105,860	5.4
Energy supply to distribution companies	386,087	332,651	226,791	105,860	16.1

The variation is mainly due to the following reasons: (i) price variation in the regulated market due to the contractual adjustment and the IPCA of 6.25% and, (ii) reimbursement for generation insufficiency in 1Q19 of R$ 81 million, given the overhaul at TPPCandiota, while in 2020, the reimbursement was around R$ 7 million. These events were partially offset by the change in PLD, which in 2019 was R$ 290.09/MWh and in 2020 was R$ 217.57/MWh. In 1Q19, revenue could have been higher, since the purchase of PPAs signed with Eletronorte was 135 MWm, while in 1Q20 the purchase is 109 MWm, and the average PLD related to such operation in 1Q19 was R$ 191 .00 / MWh, in 1Q20 it was R$ 177.54 / MWh, that means, a 7% lower variation.

Short Term Market (CCEE)	4,501	38,059	38,059	0	-88.2

The variation is mainly due to the following reasons: (i) the PLD South submarket in 1Q20 was 25% lower than in 1Q19; (ii) in 2019, there was greater receipt of secondary energy by the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) as a result of the seasonalization strategy adopted. Also, in 1Q19 the GSF was positive, with an average of 149%, while in 2020 the average was 105%.

Transmission	374,718	344,386	344,386	0	8.8
O&M Transmission Lines renewed pursuant to Law 12,783/2013	175,557	163,329	163,329	0	7.5

The variation is mainly due to: (i) increase due to the readjustment by the IPCA (4.65% - ANEEL Resolution 2,565/2019) and new works in the period (R$ 7.6 million); (ii) positive increase in the RAP (Annual Allowed Revenue) adjustment portion in relation to the same period (R$ 5.1 million - ANEEL Resolution 2,565 2019). Among the reducing effects, the Prepayment Apportionment (R$ -1 million - ONS Credit Notices) stands out.

O&M Transmission lines not renewed pursuant to Law 12,783/2013	60,723	69,713	69,713	0	-12.9

The variation is mainly due to: (i) positive adjustment of R $ 16.8 million, in 1Q19, reflecting remeasurement (according to CPC 47 - IFRS 15) of the contractual asset balance of the subsidiary TSBE, that should have been registered in 2018, which did not happen and ended up being registered in 2019 due to normative permission for the consolidation of subsidiaries with a 2-month lag; (ii) Excluding the adjustment amount, the variation would be positive by R$ 7.8 million, mainly reflecting the increase in the IPCA adjustment (4.65% - ANEEL Resolution 2,565/2019) for the period and the changes in the installment R$ 1.6 million and an adjustment of R$ 5.1 million (ANEEL Resolution 2,565/2019).

RBSE income	55,426	51,694	51,694	0	7.2

The variation is mainly due to: (i) an increase due to the monetary update of the future RAPs flow of 4.66% related to RBSE, which occurred in June/2019 (cycle 2019/2020), an this increase was partially offset by the amortization of the asset that occurred in the period. These changes increased RBSE's revenue by approximately R$ 0.2 million in the current quarter; and (ii) as of December 2019, the expected flow for the controversial part of RBSE was remeasured, as defined with Eletrobras accounting, starting to be fully corrected by regulatory WACC (from 6.44% to%) plus IPCA, a fact that generated an increase, in this item, of approximately R$ 3.5 million, in the current quarter.

Transmission Construction Income	52,951	7,526	7,526	0	603.6

The variation is mainly due to: (i) the improvements made in 2018 and 1Q19, but due to the absence of Aneel criteria, their revenue have not been recognized. For the 2019/2020 cycle, Aneel, through Technical Note 115/2019-SGT, estimated approximately R$ 49.5 million in investments for 5 years starting in 2018, with annual revenue of R$ 3.9 million , also retroactive. The criteria, as well as future revenue may be reevaluated, and the receipt will initially be considered within the calculation portion; and (ii) increase in the implementation of reinforcements in an electricity transmission installation authorized by ANEEL.

Income from Return of Investment in Transmission	30,061	52,124	52,124	0	-42.3

The variation is mainly due to the following factor: (i) positive adjustment of R$ 19.3 million, in 1Q19, reflecting the remeasurement of the contractual asset balance of the subsidiary TSBE (according to CPC 47 - IFRS 15); (ii) Excluding the adjustment amount, the variation would be negative by R$ 2.7 million, mainly reflecting the amortization of contractual assets over the period.

Other Income	10,979	16,037	15,970	67	-31.5

The variation is mainly due to the following factor: (i) blockage of the billing of Service Provision and Telecommunications (SCM) contracts in 1Q20, due to the incorporation of Eletrosul by CGTEE, which resulted in the CGT Eletrosul Company. Considering this fact, there was a delay (not attributable to the Company's management) in the registration of the new company before the competent bodies, which prevented the normal billing course. The amount not billed for recurring contracts is R$ 4.8 million. The remaining the difference is explained by amounts arising from the provision of non-recurring services, that means, sporadic.

Deductions to the Operating Revenue	-89,851	-82,939	-72,552	-10,387	8.3	The variation is mainly due to the following factor: (i) resulting from the increase in revenue.
ROL	686,434	648,194	552,654	95,540	5.9

Operating Costs and Expenses

Operating Costs and Expenses increased 5.6% in 1Q20 compared to 1Q19, going from R$ 432 million to R$ 457 million, accordinng to the reasons listed below:
	-457,151	-432,830	-289,407	-143,423	5.62
PMSO - R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Personnel	-115,521	-119,736	-86,537	-33,199	-3.5

The variation is mainly due to: (i) recognition of R$ 13 million in labor claims in 1Q19, which did not occur in 2020; (ii) Correction of wages by the ACT (Collective Labor Agreement) of 3.55%. (iii) adjustment of the salary table of CGTEE employees with the incorporation process with an impact of R$ 0.64 million; (iv) R $ 2 million of food vouchers from CGTEE, which in 2019 were considered Third Party Services and in 2020 is accounted as Personnel item; (v) greater allocation of employees in investments in 2019, R$ 7.7 million higher than 2020 due mainly to Overhaul at CGTEE; (vi) the termination of 124 employees' contracts at the PDCs in 2019, of which 88 were permanent employees who bring direct savings when dismissed, with the remaining employees being amnestied.

Supplies	-33,297	-3,987	-1,511	-2,476	735.1

The variation is mainly due to: (i) In 2019, material expenses were considerably lower due to the lack of lime consumption due to the overhaul stop at Candiota's Phase C plant. The accumulated value attributed to lime in 1Q20 was R$ 29.3 million.

Services	-38,626	-39,543	-25,539	-14,004	-2.3

The variation is mainly due to: (i) decrease in face-to-face activities, especially Travel and commuting, which decreased by R$ 1.6 million compared to 1Q19 and also due to the fact that in 1Q19 there were extraordinary expenses travel due to the SAP implementation; (ii) with the natural rupture of the Company's previous ERP system, there was an effort by the accounting department to provision service expenses, considering that during the implementation process there was a damming of accountings in late 2018 and in early 2019, the provisioned amount was the order of R$ 1.1 million; (iii) contracting of supplementary services, such as consultancies, which were R$ 310 thousand higher than the amount realized in 1Q20 for CGTEE overhaul.

Consensual Dismissal Plan/PAE (Provision)	-113	-13,355	-13,355	0	-99.2

The variation is mainly due to: (i) In 2019, there was a Consensual Dismissal Plan, where 43 employees joined, being 4 of them amnestied, and also a provision of R$ 13.4 million. In 2020, 1 employee left the company by PDC (Consensual Dismissal Plan) and 1 employee by PAE (Extraordinary Retirement Plan).

Other	-17,039	-33,530	-9,358	-24,172	-49.2
Other Operating Expenses	-17,039	-33,530	-9,358	-24,172	-49.2

The variation is mainly due to the following reasons: (i) In 1Q19, the former CGTEE recorded a non-recurring expense in this item of R$ 21 million for the acquisition of coal. The reclassification of this expense occurred in April/2019,  impacting negatively 1Q19 (ii) In 1Q19, there was R$ 4.1 million as an expense recovery, in the same period of 2020 no recoveries were accounted.

TOTAL PMSO	-204,596	-210,151	-136,300	-73,851	-2.6

Operating Costs R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Energy Purchased for Resale	-144,054	-142,174	-87,263	-54,911	1.3

The variation is mainly due to the following reason: (i) PPAs already signed with the hydro generation SPEs ESBR and Teles Pires, and wind SPEs Hermenegildo I, II, III and Chuí IX, which were adjusted by the IPCA by 4.7% for the South submarket and 3.4% for the North submarket, partially offset (ii) by the lower volume of energy purchased for resale in 1Q20, derived from PPAs signed with Eletronorte, from 135 MWm to 109 MWm, which was partially compensated.

Charges upon use of electricity network	-12,303	-10,193	-5,611	-4,582	20.7

The variation is mainly due to the following reasons: (i) the regulatory body allowed CGTEE to end the payments related to the Phase A and B plants that were out of operation, and the measure was retroactive to the year 2015. Thus, the Company received a credit that allowed it not to carry out withholdings between the first and third quarters of 2019, which led to the lowest realization that year.

Construction Expense	-22,414	-7,305	-7,305	0	206.8

The variation is mainly due to the following reasons: (i) increase in the volume of transmission projects being built by the company in 1Q20. The constructions are linked to Aneel's authoritative resolutions and the improvements made to the existing system, so, at the moment the Company is not increasing its market share through new auctions.

Fuel	-42,084	0	0	0	-	The variation is mainly due to: (i) in the same period in 2019, there was no fuel consumption or reimbursement due to Overhaul.
(-) Expenses recovery - Grant received	34,286	0	0	0	-	The variation is mainly due to: (i) in the same period in 2019, there was no fuel consumption or reimbursement due to Overhaul.
Depreciation and Amortization	-58,897	-61,110	-43,173	-17,937	-3.6	The variation is mainly due to the following reason: (i) SAP go-live in 2019: adjustments were made throughout the year in relation to the calculation of Depreciation.
TOTAL Custos Operacionais	-245,466	-220,782	-143,352	-77,430	11.2

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Operating Provisions R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Provisões Operacionais	-7,089	-1,897	-9,755	7,858	273.7

The variation is mainly due to the following reasons: (i) in 2020, after a quarterly economic-financial analysis of the onerosity of energy purchase contracts, the onerosity of the contracts with Eletronorte was concluded, which the calculated value results in R$ 21.28 million of onerosity, considering the period of validity of 2020 to 2023 contracts. It should be noted that in the subsequent months there may be a reversal of this provision, due to the market situation and PLD prices. In the same period of 2019, there was no recognition of onerosity in energy purchase contracts; (ii) constitution of a new labor provision of R$ 9 million for several minor lawsuits, and values updating of the Provision for Regulatory Contingency in the amount of R$ 4.4 million referring to Lot A - concession 001/2015 and R$ 3.5 million related to civil proceedings with AES Sul; and (iii) change in the loss probability of part of the civil lawsuit, with a reversal of R$ 32.9 million in 2020 in a process involving Banco KfW, and smoothing the impact of the growth in operating provisions between the periods.

Financial Income R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Financial Income	20,674	83,825	82,836	989	-75.3
Income from financial investments	15,913	14,937	13,951	986	6.5

The variation is mainly due to: (i) an increase of 11% in the average balance of available funds and securities, although the average return on investments in 2020 was slightly lower than in 2019, smoothing the increase of financial investments.

Monetary adjustment gain	0	308	305	3	-100.0	The variation is mainly due to the following factor: (i) reclassification of these expenses to Other Financial Income.
Exchange variation gain	0	29,977	29,977	0	-100.0

The variation is mainly due to the following factors: (i) in 2019, differently from what happened in 1Q20, there was a reduction in the exchange rate in January/2019, impacting the debt balance and creating a positive exchange variation. In January/19, dollar variation went from R$ 3.87 to R$ 3.65, while the euro fluctuated from R$ 4.45 to R$ 4.17. In the rest of the period, the exchange rate continued to grow. It should be noted that out of the total amount of debt that the company has, 25% corresponds to foreign currency (dollar and euro) in the amount of R$ 686 million in March 2020.

Fair value adjustment - RBSE gain	33	0	0	0	-

The variation is mainly due to the following reasons: (i) decrease in the future flow of receipts from RBSE due to the amortizations that already occurred; and (ii) as of December 2019, the company reevaluated the criterion and started to adopt the regulatory WACC of 6.64% as a rate for calculating the fair value of RBSE; before NTN-B was used as a discount rate.

Other Financial Income	4,728	38,603	38,603	0	-87.8

The variation is mainly due to the following reasons: (i) due to changes in the accounting recognition of RBSE's Fair Value Revenue, which is now recognized in its own account, differently from what used to be practiced in 1Q19. Considering the balance of Other Financial Income in 1Q19, R$ 36.3 million corresponds to RBSE's Fair Value. Excluding its effect, there would be an increase of 104% in this item between the quarters, mainly due to the recognition of revenue from Interest and Fines in the amount of R$ 2.4 million in 2020, with R$ 2 million from CGT Eletrosul and the remaining from Subsidiary TSBE . Regarding the CGT Eletrosul's result, R$ 1.9 million corresponds to monetary restatement of judicial deposits and late payment charges from customer bills - basic network, energy and other revenues. The rest is explained by the financial update of dividends and UBP of the Jaime Canet and São Domingos plants.

Financial Expenses	-227,962	-198,910	-98,204	-100,706	14.6
Debt Charges - Financing and Loans	-47,051	-154,565	-56,277	-98,288	-69.6

The variation is mainly due to: (i) capitalization by Holding and early settlement of CGTEE contracts at the time of incorporation of Eletrosul. Currently, there are only two contracts signed with intra-group companies of the Eletrobras System, one of them with Eletrobras Holding, with financial charges of approximately R$ 7.6 million per quarter.

Leasing charges - suppliers	0	-150	-150	0	-100.0	The variation is mainly due to: (i) No charges on suppliers were calculated in 2020.
Leasing charges	-1,165	-885	-885	0	31.6	The variation is mainly due to: (i) the impact of CPC 06 from the second quarter of 2019 onwards. The contract base remained the same.
Charges on shareholders' compensation	-1,538	-2,028	-446	-1,582	-24.2

The variation is mainly due to the following factor: (i) Despite the increase in dividends to be distributed by 12.8%, the significant variation in the SELIC rate (from 6.50% per year in 1Q19 to 4.25% per year in 2020) resulted in the reduction of charges on shareholders' remuneration.

Monetary adjustment loss	-8,350	-10,022	-10,022	0	-16.7

The variation is mainly due to the following factor: (i) reduction in the IPCA between the periods, since in 1Q19, the IPCA corresponded to 1.51% (accumulated in the quarter) while in 2020, the IPCA decreased to 0.53% (accumulated in the quarter), impacting the monetary variation of existing debts.

Exchange variation loss	-147,417	-28,049	-28,049	0	425.6

The variation is mainly due to the following factor: (i) strong fluctuation of dollar and euro in 2020, since in the mentioned quarter the dollar price changed from R$ 4.03 to R$ 5.20, and the euro fluctuated from R$ 4.51 to R$ 5.74. In the same period of 2019, the variation of dollar and euro was much lower compared to 2020. It should be noted that out of the total debt amount that the company has, 25% corresponds to foreign currency (dollar and euro) in the amount of R$ 686 million in Mar/2019.

Fair value adjustment - RBSE loss	-13,003	0	0	0	-

The variation is mainly due to the following reasons: (i) decrease in the future flow of receipts from RBSE due to the amortizations that already occurred; and (ii) as of December 2019, the company reevaluated the criterion and started to adopt the regulatory WACC of 6.64% as a rate for calculating the fair value of RBSE; before NTN-B was used as a discount rate.

Other Financial Expenses	-9,438	-3,211	-2,375	-836	193.9

The variation is mainly due to the following reasons: (i) non-recurring accounting occurred in 1Q20 related to (a) debt charges and monetary variations arising from the consolidation of TSBE in the amount of R$ 8.5 million; (b) and R$ 2.0 million FIDC-related fees, fines and commissions.

Financial Result	-207,288	-115,085	-15,368	-99,717	-80.1

Equity Interest R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Equity Interests	-14,629	-47,508	-47,508	0	69.2

The variation is mainly due to the following reasons: (i) variation in equity income of SPE ESBR, which among the periods, obtained a positive variation of R$ 21.0 million in its equivalence; and (ii) variation in SPE TSLE, which presented a equity balance in 2020 of R$ 13.6 million higher than 1Q19, reversing its negative participation and obtaining a equity balance of R$ 414 thousand in 1Q20.

Income Tax and CSLL R$ Thousand	1Q20 [a]	1Q19 [b]	1Q19 Eletrosul	1Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Current IR and CSLL	-3,681	-75,096	-75,096	0	-95.1

The variation is mainly due to the following factors: (i) reduction in 2020 of the current base of income tax and social contribution mainly due to the impact of the exchange rate variation, which added to the company a financial expense of R$ 147 million in the first quarter.

Deferred IR and CSLL	6,586	-9,608	-9,608	0	168.5

The variation is mainly due to the following factors: (i) the impact of construction revenue, which was higher than the construction expense; (Ii) reversal of loss probability of the civil process; and (iii) provisioning for onerous contracts reversing the probability of losing part of the civil proceeding; and (iii) provisioning for onerous contracts.

Non-controlling Shareholders	549	115	115	0	377.4	The variation is mainly due to the following factors: (i) consolidation of the investee SPE Livramento.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company had, in 1Q20, an income 19% higher than the recorded in 1Q19, changing from a profit of R$ 133 million in 1Q19 to a profit of R$ 158 million in 1Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue decreased, in 1Q20, by 3.7% comparing to 1Q19, from R$ 758 million in 1Q19 to R$ 730 million in 1Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Generation	1,009,473	1,058,872	-4.7
Energy supply to distribution companies	985,967	1,058,872	-6.9

The variation is mainly due to the following reason: (i) generation of TPP Aparecida, which decreased by 64% due to the migration of the CCVEE contract (exclusive with Amazonas Distribuição de Energia), with an average price of R$ 591, 00/MWh, for CCEAR (regulated environment) with a lower average price of R$ 248.5/MWh, with a consequent reduction in revenue of R$ 106 million. The change in the contractual modality was due to compliance with the provisions of MME Ordinance No. 855, of November 13, 2018, aiming to the optimal use of natural gas thermoelectric plants connected to the Coari - Manaus gas pipeline, which fuel contract establishes the end of supply in Nov/2030, and the Government through Provisional Measure 855/18 granted Amazonas GT the alternative to change the contractual profile, leaving CCVEE, which would ended in Jul/2020, to CCEAR which deadline is concatenated with the contract of natural gas (nov/2030). This change was made during the Provisional Measure and is therefore valid despite its non-conversion into law. In addition to extending the supply term in the new contract, the plant has the 'ship or pay' portion covered by the CCC fund, similarly to the conditions of TPP Mauá 3 under LEN A-5/2014; (ii) the HPP Balbina contract, which showed a 40.9% reduction, due to the seasonality curve of the contracted energy registered at CCEE in response to the buyer's load, with a significant drop in 1Q20, showing a negative impact of R$ 45 million; which was partially offset by (iii) generation from TPP Mauá 3, which showed a 7.3% gain, equivalent to R$ 18 million plus the performance of plants in the countryside, which represent R$ 5.4 million and PIE's (Independent Producers) that totaled R$ 61 million more, as Jariqui plant had not reached the total generation in 1Q19 and in 1Q20 it reached due to the favorable climate since the thermal plants are directly affected by the climate factor.

Short Term Market (CCEE)	23,506	0	-

The variation is mainly due to the following reason: (i) increase in the performance of HPP Balbina, which ended the CCEE contract below normal and, therefore, the surplus in production had a positive result of R$ 24 million in revenue, compared to its seasonality curve, while TPP Mauá 3 had a positive variation of R$ 0.5 million and PIE's (Independent Producers) RS 0.6 million; on the other hand (ii) TPP Aparecida had a negative result of R$ 2 million. There was no forecast for short-term billing in 1Q19, so there is no record in 2019.

Transmission	9,062	10,676	-15.1
O&M Transmission lines not renewed pursuant to Law 12,783/2013	6,469	3,662	76.7	The variation is mainly due to: (i) in 1Q19, there was a disallowance of R$ 2.5 million referring to overpayments in cycle 17/18.
Transmission Construction Income	0	4,252	-100.0

The variation is mainly due to: (i) The reduction was due to the end of the cycles of REA 6,188/2017 (3rd and 4th transformer for Jorge Teixeira) and REA 6,232/2017 (SS Manaus transformer). There were no investments in transmission in 2020.

Income from Return of Investment in Transmission	2,593	2,762	-6.1	The variation is mainly due to the following factor: (i) adjustment in the asset base
Deductions to the Operating Revenue	-288,153	-310,921	-7.3	The variation is mainly due to the following factor: (i) there was a reduction in taxes since the calculation is made on revenue.
ROL	730,382	758,627	-3.7

Operating Costs and Expenses

The Operating Expenses and Costs, in 1Q20, increased by 2% compared to 1Q19, from positive R$ 426 million to negative R$ 435 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-23,637	-31,396	-24.7

The variation is mainly due to: (i) reduction in personnel costs, due to the effect of the PDC (Consensual Dismissal Plan), of R$ 3.5 million, having dismissed 51 employees until 4Q19; (ii) reduction of approved vacations by R$ 4.2 million in 1Q20 when compared to the same period in 2019; partially offset by (iii) salary increase of 3.77%.

Supplies	-24,924	-802	3,007.7

The variation is mainly due to: (i) need to purchase materials of direct application for large maintenance of TPP Mauá 3 of R$ 20 million, for the maintenance of the turbines of the generating units 10 and 11 of Mauá 03 ; and (ii) the postponement of large-scale maintenance of the plants had a reflection of much lower realization than planned in 1Q19, at approximately R$ 16 million; (iii) expenses with purchases in 1Q20 of R$ 1.7 million related to chemical products (Hypochlorite, aluminum sulphate, among others), for the water treatment system of TPP Mauá 03.

Services	-20,162	-16,899	19.3

The variation is mainly due to: (i) greater maintenance services at the plants with the following distribution: (a) R$ 1.5 million refers to the maintenance of plants in the countryside; (b) an increase of R$ 1 million in transmission services, services that were initially scheduled for June 2019 and which were being postponed, were rescheduled to 1Q20, with the acquisition of the material by purchasing direct application (net for costs at the time of payment). However, due to COVID-19, the dates were again changed to 2Q20; (c) R$ 0.5 million industrial waste collection service from the plants; and (d) the remaining is spread out in plant maintenance contracts, equipment maintenance and contractual adjustments.

Other	-7,815	72,420	110.8
Donations and Contributions	-288	0	-

The variation is mainly due to the following reasons: (i) amount of payment to CCEE (associative contribution, referring to 03 installments of R$ 72 thousand) of R$ 216 thousand; (ii) amount referring to (March installment) which was accounted in duplicate for CCEE not yet refunded (R$ 72 thousand); and (iii) in 1Q19, accounting records were made after the end of the quarter.

Other Operating Expenses	-7,527	72,420	110.4

The variation is mainly due to the following reason: (i) in 1Q19, the amount of R$ 64.9 million, regarding the recovery of gas expenses by CCC, was accounted under the item Other. In 1Q20, this difference is accounted under the item Recovery of Expenses-CCC Gas.

TOTAL PMSO	-76,538	23,323	428.2

Operating Costs - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Energy Purchased for Resale	-29,105	-25,467	14.3

The variation is mainly due to the following reasons: (i) annual adjustment of Contract Prices (IGMP + 4%) of approximately R$ 8 million; partially offset by (ii) a reduction of R$ 5 million, of which R$ 2.8 million referring to PIES (Independent Producers) and R$ 1.7 million from own plants, motivated by the reduction of the inflexibility of TPP Aparecida from 150 MWh to 75 MWh, facilitating the achievement of the expected result and reducing exposure to the short-term marke; (iii) in 1Q20, TPP Jaraqui showed better efficiency compared to 1Q19 which, due to mechanical failures, increased the need to purchase in the short-term market.

Charges upon use of electricity network	-23,188	-10,016	131.5

The variation is mainly due to the following reasons: (i) late accounting record in 1Q19 and, for this reason, there was a low realization of EUST of R$ 3.2 million and EUSD of R$ 5.1 million; (ii) an increase of R$ 2.2 million due to the beginning of the TPP Mauá 3 rate; and (iii) payment related to the rental companies Flores, São José and Iranduba in the amount of R$ 2.4 million.

Construction Expense	-22	-3,236	-99.3

The variation is mainly due to the following reasons: (i) reduction of investments in transmission, as in 1Q19 works were carried out in two transformers in Jorge Teixeira and one in the Manaus substation, in the total amount of R$ 4.3 million . While, in 1Q20, there was the acquisition of press-type filters to replace transformers, in the amount of R$ 22 thousand.

Fuel	-560,220	-696,975	-19.6

The variation is mainly due to: (i) the price of natural gas practiced in the first two months of 2019 was above ANEEL's regulation, which only started to be corrected in March/2019 when the contract was definitively transferred to Amazonas GT, resulting in savings of R$ 74 million in 1Q20; (ii) rental outlets that occurred in Jun/19, which represented a reducing impact of R$ 62 million in the fuel portion for 1Q20; and (iii) reduction in the consumption of natural gas by TPP Aparecida, since the plant had its contract migrated to CCEAR and started to have inflexibility of 50%, reducing from 150 MW/h to 75 MW/h, considering that, the system's PLD at the beginning of the year was below the plant's CVU, it operated only in response to inflexibility.

(-) Expenses recovery - Grant received	342,099	316,749	8.0

The variation is mainly due to: (i) the accounting in 1Q19 of approximately R$ 64 million in the Other Operating Expenses item and which has been reclassified to the CCC Expenses-Gas Recovery item in 1Q20. If this amount were included in the CCC Expenses-Gas Recovery account after the accounting closing of 1Q19, there would be a reduction of R$ 38 million in this item between the quarters, justified by the non-receipt of the expense recovery via system charges that could not be received after the rental companies (Usina de Flores, São José, Iranduba) left, which occurred in Jun / 19.

Depreciation and Amortization	-40,256	-26,701	50.8	The variation is mainly due to the following reasons: (i) unitization occurred in 4Q19, especially at TPP Mauá 3, representing an increase of R$ 13.4 million.
TOTAL OPERATING COSTS	-310,692	-445,646	-30.3

Operating Provisions - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
	-48,245	-4,355	1,007.8	The variation is mainly due to the following reasons: (i) provision for Allowance for Doubtful Account for expired credits of Amazonas Distribuidora in the amount of R$ 48.1 million.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

Financial Income - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Financial Income	26,160	3,626	621.5
Income from financial investments	5,174	2,388	116.7	The variation is mainly due to: (i) income from the investment account at Banco do Brasil referring to the natural gas guarantee that was created in February 2019.
Monetary adjustment gain	0	1,238	-100.0

The variation is mainly due to the following factors: (i)) Joining SAP Single Instance impacted the compiling and accounting, in time, of the monetary update of some civil proceedings. These updates will be released in the next quarter.

Other Financial Income	20,986	0	-	The variation is mainly due to the following reasons: (i) refers to charges for late payment of CCVE contracts with Amazonas Energia R$ 20 million.
Financial Expenses	-129,362	-146,620	-11.8
Debt Charges - Financing and Loans	-38,497	-53,984	-28.7

The variation is mainly due to: (i) In 1Q20, no new loans were contracted. 28% reduction due to debt renegotiations (Interest and Fines) with Eletrobras carried out in 2Q19, which resulted in charges reduction based on the CDI.

Leasing charges	-86,283	-80,847	6.7	The variation is mainly due to: (i) updating of the leasing correction indices of contracts with PIES (Independent Producers) (IGPM + 4%)
Monetary adjustment loss	-2,939	-11,789	-75.1

The variation is mainly due to the following factors: (i)) Joining SAP Single Instance impacted the compiling and accounting, in time, of the monetary update of some civil proceedings. These updates will be released in the next quarter.

Exchange variation loss	-25	0	-

The variation is mainly due to the following factors: (i) Exchange contracts to pay Siemens company (aiming to start the maintenance cycle of TPP Mauá 03, scheduled for 1Q20); and (ii) extension of the MTU contract for the maintenance of the LM6000 turbine at TPP Aparecida.

Other Financial Expenses	-1,618	0	-

The variation is mainly due to the following reasons: (i) payment of a fine for late submission of information from EFD - Digital Tax Bookkeeping R$ 0.8 million; (ii) fine for late payment of the hydrological risk R$ 100 thousand; (iii) DCTF R$ 76 thousand and (iii) late payment of suppliers R$ 35 thousand.

Financial Result	-103,202	-142,994	27.8

Income Tax and CSLL - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	-32,966	-55,603	-40.7	The variation is mainly due to the following factor: (i) for 1Q19, the calculation of IFRS16 (Leasing PIE - Independent Producers) was not considered.

DFR - Investor Relations Superintendence

Marketletter - Annex II - 1Q20

Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had, in 1Q20, an income 977% higher than that ascertained in 1Q19, changing from a loss of R$ 2,957 thousand in 1Q19 to a profit of RS 25,937 thousand in 1Q20, mainly due to the reasons described below.

Operating Costs and Expenses

Operating Expenses and Costs had, in 1Q20, a decrease by 675.9% compared to 1Q19, changing from negative R$ 3,840 thousand to positive R$ 22,115 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Other Incomes	5	8	-37.5

The variation is mainly due to the following factors: (i) recovery of expenses related to labor resources occurred in 1Q19, which did not occur in 1Q20; (ii) in 1Q20, the amount corresponds to Eletropar's remuneration on the Eletronet business.

ROL	5	8	-37.5

PMSO - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Personnel	-784	-806	-2.7

The variation is mainly due to: (i) a 3.55% increase via collective labor agreement which were partially offset by (ii) a reduction in personnel expenses of R$ 100 thousand, due to the return of an employee, that used to work at Eletrobras, to his company.

Supplies	-2	-2	0.0	Without variation between periods compared.
Services	-236	-338	-30.2

The variation is mainly due to: (i) hiring of consulting companies in the amount of R$ 50 thousand in 1Q19, which did not occur in 1Q20; (ii) payment to Bovespa related to the AGE remote voting ballot service (R$ 15 thousand) in 1Q19; (iii) expenses with the conferencecall for shareholders' meeting (R$ 8 thousand) in 1Q19; and (iv) higher expenses in 1Q19 with contracts for outsourced services, since there were 6 outsourced services and as of April/19 it decreased to 5.

Other	-189	-179	5.6
Other Operating Expenses	-189	-179	5.6	The variation is mainly due to the following reason: (i) increase in rent expenses, due to the transfer of Eletropar's headquarters, increasing from R$ 14 thousand to R$ 20 thousand.
TOTAL PMSO	-1,211	-1,325	-8.6

Operating Costs - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Depreciation and Amortization	-1	-6	-83.3	The variation is mainly due to the following reason: (i) total depreciation of some assets.
TOTAL OPERATING COSTS	-1	-6	-83.3

Operating Provisions - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
	23,327	-2,509	-1029.7

The variation is mainly due to the following reasons: (i) provision for doubtful accounts receivable from Eletronet, referring to March/2020 in the amount of R$ 1.4 million, while in 1Q19, the provision related to the first 3 months of 2019 (not only March); (ii) reversal of ADA of the Revenue on the assignment of the right to use the infrastructure for the electricity and optical fiber transmission system - RoW of Dec/19 (R$ 800 thousand) paid in January/2020; (iii) reversal of losses with Eletronet incurred between 2017 and 2019 (R$ 24 million), due to the renewal of contracts (ECE 1165 and 1166/99). In the renewal of the contracts, Eletropar's solidarity over Eletronet's debt was excluded. Thus, the amount of accounts payable to assignors, and not yet received by Eletronet, was fully reversed, which generated a gain, with expense recovery.

Financial Result - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Financial Income	1,307	1,599	-18.3
Income from financial investments	1,306	1,596	-18.2

The variation is mainly due to: (i) reduction in the amount invested in Investment Funds  to pay dividends (R$ 24 million). The amount invested in 2019 was R$ 104 million, while in 2020 it is R$ 87 million.

Other Financial Income	1	3	-66.7

The variation is mainly due to: (i) revenue in 1Q19 was related to the monetary correction on the return of R$ 8 thousand from the labor lawsuit (R$ 1 thousand), in addition to the financial discount obtained on the payment to Bovespa (R$ 1,000); (ii) In 1Q20, the amounts refer to the Selic adjustment of tax credits (R$ 0.6 thousand) and discount on the payment to Bovespa (R$ 0.4 thousand).

Financial Expenses	-315	-174	81.0
Other Financial Expenses	-315	-174	81.0

The variation is mainly due to the following reasons: (i) the amounts received from Eletronet and not transferred to the assignors, are invested in investment funds. The gains calculated on these amounts are recognized as financial income, but are also recorded in financial expenses. The transfer to the assignors must contemplate the gains. In 1Q19, the amount invested was R$ 9 million, in 1Q20 the amount was R$ 18 million. The financial expense in 1Q19 was R$ 143 thousand, related to the Eletronet business, in 1Q20, it was R$ 270 thousand; (ii) in addition to these financial expenses, in 1Q20 interest and fines were paid on the payment of taxes in the amount of R$ 44 thousand, against R$ 30 thousand in 1Q19.

Financial Result	992	1,425	-30.4

Equity Interests (Equity) - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Equity Interests	2,825	-521	642.2

The variation is mainly due to the following reasons: (i) in 1Q19, a loss was recognized with the equivalence of CTEEP of R$ 688 thousand while gains with the equivalence of EMAE, of R$ 177 thousand. In the 1st quarter/20, there were gains with CTEEP (R$ 2.3 million) and R$ 105 thousand with EMAE.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q20	1Q19	Variation (%)	Analysis
Current IR and CSLL	0	-29	-100.0	The variation is mainly due to the following factor: (i) there was no calculation of tax profit in 1Q20.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.